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INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on January 18, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-117208).

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        Prudential has replaced the UK GAAP modified statutory basis ("MSB") of reporting with International Financial Reporting Standards ("IFRS") as an ongoing basis of reporting from January 1, 2005. The Group has reported interim 2005 IFRS basis results in July 2005. For further information on the Group's IFRS basis results, please see the Group's Form 6-K filed on July 27, 2005. The Group has chosen to apply the "Previous GAAP" option as permitted in the Securities and Exchange Commission's amendments to Form 20-F for first-time application of IFRS issued in April 2005 in these interim financial statements. Under the "Previous GAAP" option, the Group continues with UK GAAP MSB as "primary" GAAP providing condensed US GAAP financial statements and reconciling between the two GAAPs.

        The following tables set forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with UK GAAP, under which insurance business is accounted for on the MSB. These accounting principles differ in certain significant respects from US GAAP. The unaudited condensed consolidated interim financial statements included in this document include a reconciliation of the differences between UK GAAP and US GAAP that are significant to the financial statements. The tables are only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the "Operating and Financial Review".

	Six Months Ended June 30,
	2005(1)	2005	Restated 2004
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from long-term business	14,821	8,280	7,526
Reinsurance premiums ceded	(216)	(121)	(129)

Earned premiums, net of reinsurance	14,605	8,159	7,397

Investment returns:
Continuing operations	16,157	9,026	2,732
Discontinued operations	—	—	9

Total investment returns	16,157	9,026	2,741

Operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax:(2)(3)
Continuing operations:
UK and Europe Operations*	508	284	262
US Operations*	303	169	156
Asian Operations*	197	110	58
Other Income and Expenditure*	(167)	(93)	(102)

Total continuing operations*	841	470	374
Discontinued operations(4)	4	2	(26)

Operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax:(2)(3)*	845	472	348
Goodwill impairment charge	(152)	(85)	—
Amortization of goodwill	(77)	(43)	(49)
Short-term fluctuations in investment returns(5)*	182	102	(18)

Total profit on ordinary activities before tax*	798	446	281

Profit after tax:
Operating profit (including post-tax longer-term investment returns)*	601	336	242

Profit for the period (including post-tax actual investment returns)*	505	282	157

	Six Months Ended June 30,
	2005(1)	2005	2004
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	5,470	3,056	2,667
Investment results	14,249	7,960	3,883
Other income	1,720	961	337

Total revenue	21,439	11,977	6,887

Net income from continuing operations (after minority interests)	947	529	129
Net loss from discontinued operations including profit on disposals	(27)	(15)	(14)
Cumulative effect of changes in accounting principles	—	—	(518)

Net income (loss)	920	514	(403)

Total comprehensive income (loss)	1,701	950	(696)

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2005(1)	2005	2004
	(In $ Millions)	(In £ Millions)
Balance sheet data—UK GAAP basis
Total assets*	335,396	187,372	173,742
Long-term business provision*	213,597	119,328	111,217
Technical provisions for linked liabilities	48,169	26,910	24,137
Subordinated liabilities and debenture loans	5,826	3,255	3,190
Total shareholders' funds*	9,313	5,203	4,431
Balance sheet data—US GAAP basis
Total assets	334,957	187,127	174,058
Policyholder benefit liabilities	230,758	128,915	122,412
Separate account liabilities	12,279	6,860	5,531
Total shareholders' equity	11,943	6,672	5,927
Other data
Long-term business:
New business:
Single premium sales	13,624	7,611	11,427
New regular premium sales(6)	659	368	703
Gross investment product contributions	23,658	13,217	25,108
Funds under management	383,060	214,000	187,000

	Six Months Ended June 30,
	2005(1)		2005		2004
Other data
Basic earnings per share:
Based on operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and before tax and minority interests on a UK GAAP basis^*	35.7	¢	19.9	p	16.7	p
Based on operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and after tax and minority interests on a UK GAAP basis^*	25.4	¢	14.2	p	11.6	p
Based on total profit for the financial period after tax on a UK GAAP basis^*	21.3	¢	11.9	p	7.5	p
Net earnings (loss) per share on a US GAAP basis^*	39.0	¢	21.8	p	(19.4	)p
Diluted earnings per share on a UK GAAP basis^*	21.3	¢	11.9	p	7.5	p
Diluted earnings (loss) per share on a US GAAP basis^*	39.0	¢	21.8	p	(19.4	)p
Declared dividend per share relating to reporting period^	9.5	¢	5.30	p	5.19	p
Equivalent cents per share^*(7)			9.4	¢	9.5	¢
Market price at end of period^	$8.88		496.25	p	456.2	p
Average number of shares (in millions)^*	2,367		2,367		2,084

^
Comparative figures for these lines have been restated to take account of Prudential's rights offering in October 2004. The restatement factor is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day that Prudential's shares traded cum-rights of 422.00 pence.

*
Comparative figures for these lines have been restated to take account of the implementation of FRS 17 "Retirement Benefits", FRS 20 "Share-based payment", FRS 21 "Events after the Balance Sheet Date", FRS 27 "Life Assurance" (Balance Sheet only as required under the standard) and the discretionary non-GAAP change of policy for longer-term investment returns. For further information, see Note 2 of the notes to Prudential's unaudited condensed consolidated interim financial statements.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.79 per £1.00 (the noon buying rate in New York City on June 30, 2005).

(2)
Investment returns credited to operating profit for investments attributable to shareholders are determined by applying a longer-term rate of return. For the purposes of determining longer-term investment returns on debt securities, the five year averaging approach previously used by Jackson National Life prior to 2005 has been replaced with a basis that more closely reflects longer-term experiences. The amount included in operating results for longer-term returns for debt securities comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest related realized gains and losses to operating results to the date when sold bonds would have otherwise matured. Operating profit excludes amortization and impairment of goodwill and exceptional items.

(3)
The basis of presentation of operating profit (based on longer-term investments) before amortization of goodwill may not be comparable with other UK companies.

(4)
Discontinued operations relate to Egg France, Funds Direct and Jackson Federal Bank (2004 only). The 2004 comparatives have been restated accordingly.

(5)
Short-term fluctuations in investment returns represent the difference between the long-term return credited to operating profit and the actual investment returns achieved for the period for shareholder backed operations.

(6)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(7)
The dividends declared relating to the reporting period have been translated into US dollars at the noon buying rate on the dates the payments were made.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2004	1.82
Twelve months ended December 31, 2004	1.84
Six months ended June 30, 2005	1.87

        The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High	Low
July 2005	1.78	1.73
August 2005	1.81	1.77
September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72

        On January 17, 2006, the latest practicable date for this filing, the noon buying rate was £1.00 = $1.76.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including, among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 10 and 11 to Prudential's unaudited condensed consolidated interim financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—UK GAAP Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion may contain forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements.

Introduction

        In the first half of 2005, Prudential continued to provide retail financial products and services and fund management services to its customers in the United Kingdom and Europe, United States and Asia. A number of new accounting standards affecting Prudential's UK GAAP consolidated financial statements were implemented in the first half of 2005. They are: FRS 17 "Retirement Benefits", FRS 20 "Share-based payment", FRS 21 "Events after the Balance Sheet Date", FRS 22 "Earnings per share", FRS 23 "The Effects of Changes in Foreign Exchange Rates", FRS 24 "Financial reporting in hyperinflationary economies", FRS 25 "Financial Instruments: Disclosures and Presentation", FRS 26 "Financial Instruments: Measurement" and FRS 27 "Life Assurance". In addition, Prudential has also applied a discretionary change of accounting treatment to the basis used for determining longer-term investment returns credited to the element of total profits before tax shown as operating profit (based on longer-term returns) before amortization of goodwill.

        FRS 17, which is similar to International Accounting Standard (IAS) 19 "Employee Benefits" in some but not all respects, and FRS 27 were published in November 2000 and December 2004 respectively. The measurement requirements of both standards became effective for the financial statements for period beginning from January 1, 2005. The remaining standards (FRS 20 to FRS 26) issued in 2004, closely reflect the requirements of IFRSs. For further details on the impact of implementing these new standards and the discretionary change of policy for longer-term investment returns see Note 2 to the unaudited condensed consolidated interim financial statements.

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, which have been prepared in accordance with UK GAAP. Prudential has adopted IFRS as an ongoing basis of reporting in 2005 but has chosen to apply the "Previous GAAP" option as permitted in the Securities and Exchange Commission's amendments to Form 20-F for first-time application of IFRS issued in April 2005. Under the "Previous GAAP" option, in this Form 6-K, the Group continues with UK GAAP MSB as "primary" GAAP providing condensed US GAAP financial statements and reconciling between the two GAAPs. For further information on Prudential's IFRS basis results, please see Prudential's Form 6-K filed on July 27, 2005. Prudential's UK GAAP financial statements are prepared in accordance with the MSB of reporting of long-term business. This is in accordance with the revised Statement of Recommended Practice issued by the Association of British Insurers ("ABI") in November 2003. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferred and matching approach for other long-term business.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those discussed below. The critical accounting policies in respect of the items discussed below are critical for the Group's results in so far as they relate to the Group's shareholder financed business, in particular for Jackson National Life.

Long-term Business Provision

        At June 30, 2005, the long-term business provision represented 66% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies and are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

        The adoption of FRS 27 on January 1, 2005 affected the accounting policy in respect of insurance assets and liabilities of UK regulated with-profits funds. As described in further detail in Note 2 to the unaudited condensed consolidated interim financial statements, the main changes that are required for UK regulated with-profits funds under FRS 27 include: de-recognition of deferred acquisition costs and related deferred tax; inclusion of the FSA Peak 2 basis value of in-force non-participating business written by the Prudential Assurance ("PAC") with-profits sub-fund, and the Scottish Amicable Insurance Fund; and the replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claim expenses. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 25% to 160% of the 1975–1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP, adjusted where necessary to comply with UK GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fair Value of Assets

        Under FRS 26, except for loans and receivables, most financial assets are carried in the balance sheet at fair value. Fair value is based on quoted market prices at bid value for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by the directors for unlisted securities. Where reliable third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. Movements in the fair value of investments are recorded either in the income statement or directly to the shareholders' reserves in the balance sheet, depending on the designation of the financial asset as either trading or available for sale and the impact of hedge accounting rules. Impairments on the carrying value of individual bonds and other fixed income securities that are considered other than temporary are reflected as losses in profit or loss before tax.

        The changes in these valuation requirements from the UK GAAP accounting policy prior to January 1, 2005 primarily impact the accounting for the fixed income securities of Jackson National Life ("JNL"). Previously, the fixed income securities of JNL, unless impaired, were accounted for at amortized cost. On the adoption of FRS 26, the Group has decided to account for JNL's fixed income securities on an available-for-sale (AFS) basis whereby the fixed income securities are accounted for at fair value with movements in fair value being recorded directly to shareholders' reserves rather than the income statement.

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by JNL and Egg and on designated cash flow hedges of Egg. Following the adoption of FRS 26, these securities, classified as available-for-sale, are carried in the balance sheet at fair value with movements in fair value being recorded directly to shareholders' reserves (previously they were carried at amortized cost). For debt and other fixed interest securities held by JNL, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including writedowns on permanent diminutions for available for sale instruments, are recognized in income on the date of sale as determined on a specific identification basis for JNL and on an average cost basis elsewhere.

Deferred Acquisition Costs

        In common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, principally commissions, marketing and advertising costs and certain other costs associated with policy revenue and underwriting, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Assumptions are made as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, an adjustment to the carrying value of the deferred acquisition cost asset will be necessary. The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally JNL in the United States.

        Upon the adoption of FRS 27 on January 1, 2005, the deferred acquisition costs and related deferred tax of the UK with-profit funds are derecognized. For further information on the impact of adopting FRS 27 see Note 2 to the unaudited condensed consolidated interim financial statements.

Deferred Tax

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19 "Deferred Tax" ("FRS 19"). Prudential has chosen not to adopt the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that they are regarded as recoverable. That is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the balance sheet position at June 30, 2005, the possible tax benefit of approximately £433 million, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets.

        Under FRS 26 adopted in January 2005, derivative financial instruments are carried at fair value with value movements being recorded in the consolidated profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the consolidated profit and loss account, is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness.

        The main difference in the valuation of derivatives from the UK GAAP prior to the adoption of FRS 26 on January 1, 2005 related to the valuation of derivatives held by JNL. JNL uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program. Previously under UK GAAP derivatives were not required to be carried at fair value and were valued at amortized cost. The Group has decided not to seek to hedge account for the majority of JNL's derivatives under FRS 26. To do so would require a wholesale re-configuration of JNL's derivatives book into much smaller components than currently applied by JNL through its economic hedge program, and to be accompanied by an extra layer of hedging instruments, beyond what is economically rational.

Pension Costs

        The Group adopted the measurement requirements of FRS 17 "Retirement Benefits" on January 1, 2005. The Group operates a number of defined contribution and defined benefit pension schemes. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

        The assets and liabilities of the defined benefit pension schemes of the Group are subject to a full triennial actuarial valuation using the projected unit method. The largest defined benefit scheme is the Prudential Staff Pension Scheme ("PSPS") which accounts for 90% of the liabilities of the Group's defined benefit schemes under FRS 17. The difference between the fair value of the scheme assets and the actuarial value of the scheme liabilities is a surplus or deficit on the scheme. The employers' contribution is required to be paid as a minimum in future years irrespective of the excess of assets in the PSPS scheme and, under the current scheme' rules, access to any surplus through refunds from the scheme is not available. Accordingly any such surplus would not be recognized as an asset in the Group's financial statements and the pension cost charge would be determined on an accrued payable basis without regard to the spreading of any surplus in the fund that would normally be appropriate under the requirements of the previous SSAP 24. For the smaller defined benefits schemes, the aggregate pension costs on a SSAP 24 basis are materially the same as the funding cost.

        The basis of deficit allocation of the Group's defined benefit pension schemes has recently been subject to management review. These deficits are apportioned between shareholders' equity and unallocated surplus of PAC with-profits fund based on the weighted cumulative activity attaching to the contributions paid in the schemes in the past.

        The aggregate of the actuarially determined service cost of the currently employed personnel, the unwind of discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the reporting period are recognized in the profit and loss account. The actuarial gains and losses which arise from changes in assumptions, the difference between actual and expected investment return on the scheme assets, and experience gains and losses on liabilities are recognized in the statement of total recognized gains and losses in the period in which they arise.

Other Features of UK GAAP Accounting that are of Particular Significance to an Understanding of Prudential's UK GAAP Results

        The other features that are of significance relate to the method of accounting for the assets and liabilities of the Group's with-profits funds.

Long-term Business Provision

        For Prudential Assurance's ("PAC") accumulating with-profits business, prior to the adoption of FRS 27 in 2005, the liabilities were based on a valuation under which no future reversionary bonuses were added to the guaranteed liabilities existing at the valuation date. The provision for PAC was taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonuses, and

  •
  the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding final bonuses calculated on a gross premium bonus reserve method. For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 2.5% to 5.0%, while future reversionary bonuses are assumed to fall immediately from current levels to zero.

        Further to the adoption of FRS 27, the provision for PAC with-profits funds comprises:

  •
  the estimated realistic value of with-profits liabilities for the purposes of FSA regulatory returns; less

  •
  the estimated shareholders' share of future bonuses contained within that estimated regulatory basis liability; plus current liabilities.

        The future policyholder benefit provisions on conventional with-profits other than those within the UK with-profits funds and other protection-type policies are calculated using the net premium method. The net premium method calculation is such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the unaudited condensed consolidated interim financial statements range from 3.0% to 5.0%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each period and ranged from 1.5% to 4.8% for half year 2005 and 1.5% to 5.0% for the year ended December 31, 2004. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience.

        For accumulating with-profits business other than those within the UK with-profits funds, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

Fund for Future Appropriations

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities within with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to, or from, the fund for future appropriations through a charge or credit to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the fund for future appropriations do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of UK GAAP and UK regulatory returns, movements in the level of the fund for future appropriations are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of UK GAAP and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as the shareholders' share of future bonus provisions (that are accounted for as reserves within the fund for future appropriations), recognition of deferred acquisition costs for UK GAAP prior to the adoption of FRS 27, and asset valuation differences and admissibility deductions reflected in regulatory returns.

Profits Recognition

        Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using the advice of their appointed actuary, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded under UK GAAP as the fund for future appropriations. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the profit and loss account.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the profit and loss account. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the fund for future appropriations within the profit and loss account. Except to the extent of current investment returns being taken into account in the setting of the bonus policy, the investment returns of the with-profits funds in a particular year do not affect shareholder profits from with-profits funds.

Securities Lending

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheet; rather, they are retained within the appropriate investment classification. The Group's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and reverse repurchase agreements and typically consists of cash, debt securities, equity securities or letters of credit.

Overview of Consolidated Results

        Prudential has replaced the UK GAAP MSB basis of reporting with IFRS basis of reporting from January 1, 2005 and reported interim 2005 IFRS basis results in July 2005. For further information on Prudential's IFRS basis results, please see Prudential's Form 6-K filed on July 27, 2005. Prudential has chosen to continue with UK GAAP MSB as "primary" GAAP in this Form 6-K providing condensed US GAAP financial statements and reconciling between the UK and US GAAP. The following table shows Prudential's UK GAAP consolidated profit on ordinary activities for the periods indicated. The results for the six months ended June 30, 2004 have been restated as a result of the implementation of new UK GAAP standards and the discretionary non-GAAP change of policy for longer-term investment returns included in operating profit. For further information, see Note 2 of the notes to Prudential's unaudited condensed consolidated interim financial statements. In addition, the results for the six months ended June 30, 2004 have also been restated for discontinued operations of Egg France, Funds Direct and Jackson Federal Bank.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Operating profit (based on longer-term investment returns) before amortization of goodwill and tax from continuing operations
UK and Europe Operations	284	262
US Operations	169	156
Asian Operations	110	58
Other Income and Expenditure	(93)	(102)

Total continuing operations	470	374
Discontinued UK banking operation	2	(35)
Discontinued US banking operation	—	9

Operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax	472	348
Goodwill impairment charge	(85)	—
Amortization of goodwill	(43)	(49)
Short-term fluctuations in investment returns	102	(18)

Profit on ordinary activities before tax	446	281
Tax on profit on ordinary activities	(162)	(117)

Profit on ordinary activities after tax before minority interests	284	164
Minority interests	(2)	(7)

Profit on ordinary activities after tax and minority interests	282	157

Profit on ordinary activities before tax

        Profit on ordinary activities before tax in the first half of 2005 was £446 million compared with £281 million in the first half of 2004. This increase principally reflected growth in operating profit of £124 million and an increase in short-term fluctuations in investment returns of £120 million, offset by a goodwill impairment charge of £85 million due to slower than expected growth in the development of the Japanese life business.

Profit on ordinary activities after tax

        Profit after tax before minority interests in the first half of 2005 was £284 million compared with £164 million in the first half of 2004. The increase reflects the movement in the profit before tax in those periods and a lower effective tax rate of 36% in the first half of 2005 (42% in the first half of 2004). The decrease in the effective rate of tax on total profit is due to the lack of tax relief on certain unrealized depreciation.

United Kingdom and Europe Operations

        Prudential's UK and Europe operations are structured into three business units, each focusing on its respective target customer markets, namely, UK and Europe Insurance Operations, M&G and Egg. Egg plc is a quoted UK company, 78% owned by Prudential. On December 1, 2005, Prudential announced its intention to acquire the minority interest in Egg. For further information, see note 9 of the notes to Prudential's unaudited condensed consolidated interim financial statements.

        The following table shows operating profit (based on longer-term investment returns) before amortization of goodwill and tax, for the periods indicated.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
UK and Europe Insurance Operations	187	152
M&G	83	78
Egg	14	32

Total operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax	284	262

        Operating profit from UK and Europe Insurance Operations in the first half of 2005 was £187 million, £35 million higher than the £152 million recorded in the first half of 2004. The increase was primarily driven by an increase in profit from the with-profits fund, reflecting bonus rates announced in February 2005 and an increase in annuity sales.

        M&G's operating profit of £83 million in the first half of 2005 was £5 million higher than in the first half of 2004. This increase reflected strong growth at the underlying level combined with a continuing emphasis on cost control but being partially offset by lower performance related fees. The operating profit included £12 million and £19 million of performance related fees in the first half of 2005 and 2004 respectively generated by PPM Capital after several realizations in both periods, which are not expected to recur.

        Egg recorded an operating profit of £14 million in the first half of 2005 compared to a profit of £32 million in the first half of 2004 for its continuing operations. Strong revenue from the credit card business was offset by an increase in impairment charges on loans and advances to customers, lower revenue from the associated insurance on loans and restructuring charges in the first half of 2005.

US Operations

        Prudential's principal US operations are Jackson National Life, its US insurance company, which includes Jackson National Life Insurance Company, National Planning Holdings and Curian, its US broker-dealer group and PPM America, its US internal and institutional fund manager. Jackson Federal Bank, the US banking operation, was sold to Union Bank of California in October 2004. In May 2005, Jackson National Life completed the acquisition of the Life Insurance Company of Georgia from ING Groep, NV.

        The following table shows operating profit (based on longer-term investment returns) before amortization of goodwill and tax for the periods indicated.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Jackson National Life	157	158
National Planning Holdings and Curian	(3)	(9)
PPM Holdings	15	7

Total operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax	169	156

        Operating profit of £169 million in the first half of 2005 was £13 million higher than in the first half of 2004. The increase in profits primarily reflected an increase in spread and fee income, offset by increased deferred acquisition cost amortization together with increased profits from PPM America, a subsidiary of PPM Holdings. The PPM America profits arose primarily due to a one-off £6 million revaluation of an investment vehicle managed by PPM America. The operating result in the first half of 2004 benefited from two one-off items; a receipt of a legal settlement and an accounting adjustment arising from the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". These items increased operating profit in the first half of 2004 by £19 million and £8 million respectively. In addition, the US results are translated into pounds sterling at the average exchange rates for the relevant periods. The US dollar to pounds sterling average rates were 1.87 and 1.82 for the periods ended June 30, 2005 and June 30, 2004, respectively. The operating profit has increased by 11% rather than 8% before the impact of the adverse foreign currency translation movements.

Asian Operations

        Prudential is Europe's leading life insurer in Asia with 24 operations in 12 countries across the region. The following table shows operating profit (based on longer-term investment returns) before amortization of goodwill and tax for the periods indicated. Asian head office costs are included in "Other Income and Expenditure" below.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and tax	110	58

        Operating profit in the first half of 2005 was £110 million, an increase of £52 million from the first half of 2004. This included a contribution of £34 million from exceptional items, of which the largest is a one-off reserve release due to the introduction of risk based capital regulatory framework in Singapore. The increase also reflected the steady growth in the operating profits from the more established life operations (Singapore, Hong Kong and Malaysia) as well as the Indonesian and Vietnamese life businesses starting to make meaningful contributions.

Other Income and Expenditure

        Other income and expenditure comprises investment return on centrally retained shareholder funds, interest expense on Group core borrowings and central corporate expenditure relating to the UK and Asian head offices.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Other income and expenditure	(93)	(102)

        Other income and expenditure of £93 million in the first half of 2005 was £9 million lower than the net expenditure of £102 million recorded in 2004. Investment and other income of £45 million was up £29 million on prior year. This reflected the interest earned on the net proceeds from the Rights Offering in 2004. Interest expenditure during 2005 was £84 million compared with £74 million in 2004. Corporate head office costs were £40 million compared with £26 million (as restated) in 2004 and Asian head office costs were £14 million compared to £18 million in 2004. The increase in the corporate head office costs reflected the substantial work being undertaken for the implementation of International Financial Reporting Standards, European Embedded Value basis reporting, Sarbanes-Oxley and other regulatory costs.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities based on longer-term investment returns before amortization of goodwill, tax and minority interests for the periods indicated, following which is a discussion of significant line items by geography. The results for the six months ended June 30, 2004 have been restated as a result of the implementation of new UK GAAP standards and the discretionary non-GAAP change of policy for longer-term investment returns included in operating profit. For further information, see Note 2 of the notes to Prudential's unaudited condensed consolidated interim financial statements. In addition, the results for the six months ended June 30, 2004 have also been restated for discontinued operations of Egg France, Funds Direct and Jackson Federal Bank.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Long-term business:
Gross premiums	8,280	7,526
Reinsurance	(121)	(129)

Earned premiums	8,159	7,397

Investment returns—continuing operations	8,505	2,455
—discontinued operations	—	9
Expenses	(1,098)	(856)
Taxation within long-term business funds	(312)	(332)
Benefits and claims	(14,388)	(8,948)
Transfer (to) from the fund for future appropriations	(552)	536

Shareholders' profit after tax	314	261
Add back: tax on shareholders' profit	138	106

Shareholders' profit before tax from long-term business	452	367
Other operations:
Continuing operations:
Broker-dealer and fund management	97	86
UK banking	14	32
Other income and expenditure	(93)	(102)

Total other continuing operations	18	16
Discontinued operations:
UK banking	2	(35)

Total operating profit (based on longer-term investment returns) before amortization of goodwill, tax and minority interests	472	348

Gross Premiums

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom and Europe	4,951	3,926
United States	2,048	2,505
Asia	1,281	1,095

Total	8,280	7,526

        Gross premiums totalled £8,280 million in the first half of 2005, an increase of 10% over the first half of 2004.

        In the United Kingdom and Europe, gross premiums in the first half of 2005 of £4,951 million were 26% above levels reported in the first half of 2004, notwithstanding the fact that the gross premium in the first half of 2005 reflected a reduction of £741 million following the adoption of FRS 26 "Financial instruments: Measurement" ("FRS 26"). Contracts containing insignificant insurance risk under FRS 26 are deemed to be "investment contracts". Premiums and withdrawals for these investments contracts that do not contain discretionary participating features are recorded within the balance sheet directly as a movement in the policyholder liability. In accordance with FRS 26, contracts containing significant amounts of insurance risk, "insurance contracts", and investment contracts that contain discretionary participating features continue to be accounted for under previous GAAP. The comparative figures in 2004 have not been restated to reflect a similar adjustment as permitted by FRS 26. Overall, gross premiums for insurance and investment contracts have increased due to increased annuity sales and increased unit-linked bond sales, offset by lower sales of the less profitable pensions.

        In the United States, gross premiums in the first half of 2005 were £2,048 million, 18% below premiums in the first half of 2004 of £2,505 million. Gross premiums decreased by 16% from £2,438 million to £2,048 million before the impact of foreign currency movements. This was, however, impacted by adverse foreign currency movements totalling £67 million. Similar to the United Kingdom and Europe, the gross premiums of the United States in the first half of 2005 reflected a reduction of £813 million in respect of investment contracts following the adoption of FRS 26 but with no restatement of the comparatives. Without the impact of this change in accounting policy, gross premiums would have been £2,861 million; 14% above premiums in the first half of 2004. The growth in premiums was primarily due to strong sales of variable annuities, fixed indexed annuities and institutional products, partially offset by decreased sales of fixed annuities.

        In Asia, gross premiums increased 17% in the first half of 2005 to £1,281 million compared to £1,095 million in the first half of 2004. This was largely due to continued strong growth of its Korean and Indian operations combined with solid performances from the more established operations of Malaysia, Singapore and Hong Kong. Businesses in Indonesia and China also showed very good sales growth.

Investment Returns

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Long-term business:
United Kingdom and Europe	7,561	1,760
United States	685	603
Asia	259	92

Total	8,505	2,455

        Investment returns for shareholder financed businesses, principally the operations in the United States, represent long-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation.

        Total investment returns in the first half of 2005 was £8,505 million compared to £2,455 million reported in the first half of 2004. The increase was mainly due to higher investment returns in the United Kingdom and Europe.

        In the United Kingdom and Europe, investment returns of £7,561 million in the first half of 2005 represents an increase of 330% when compared to investment returns of £1,760 million in the first half of 2004. The investment return primarily represents the return on the assets supporting the with-profits fund. During the first six months of 2005 the PAC with-profits fund earned a pre-tax return of 7.4%, compared with a 3% return for the same period in 2004.

        In the United States, investment returns of £685 million in the first half of 2005 were £82 million higher than in the first half of 2004 despite adverse foreign exchange rate movements of £16 million.

        In Asia, investment returns increased from £92 million in the first half of 2004 to £259 million in the first half of 2005. The increase mainly reflected higher amounts of unrealized gains primarily in Singapore, Hong Kong, Taiwan and Japan.

Expenses

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(606)	(524)
United States	(119)	(95)
Asia	(373)	(237)

Total	(1,098)	(856)

        Total expenses of £1,098 million were incurred in the first half of 2005, 28% higher than the £856 million incurred in the first half of 2004.

        In the United Kingdom and Europe, expenses in the first half of 2005 of £606 million were 16% higher than expenses of £524 million incurred in the first half of 2004.

        In the United States, expenses of £119 million in the first half 2005 were 25% higher than the £95 million incurred in the first half of 2004. This increase primarily reflected higher levels of non-deferrable acquisition costs in 2005 compared to 2004 as a result of increased sales volumes of variable annuities and institutional products.

        In Asia, expenses in the first half of 2005 of £373 million were 57% higher than expenses of £237 million that were incurred in the first half of 2004.

Benefits and Claims

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(10,571)	(5,255)
United States	(2,382)	(2,819)
Asia	(1,435)	(874)

Total	(14,388)	(8,948)

        Benefits and claims represent payments, including terminal bonuses, to policyholders in respect of maturities, surrenders and deaths, plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders) for insurance contracts further to the adoption of FRS 26 "Financial Instruments: Measurement" ("FRS 26"). Withdrawals for investment contracts are recorded within the balance sheet directly as a movement in the policyholder liability from 2005 due to FRS 26.

        Total benefits and claims increased by £5,440 million in the first half of 2005 to £14,388 million compared to £8,948 million in the first half of 2004.

        In the United Kingdom and Europe, benefits and claims increased from £5,255 million in the first half of 2004 to £10,571 million in the first half of 2005. This increase reflected a 1% increase in payments to policyholders in the first half of 2005 from £4,504 million to £4,558 million and an increase in the change in long-term technical provisions from £751 million in the first half of 2004 to £6,013 million in the first half of 2005. The benefits and claims for the first half of 2005 have been impacted by the adoption of FRS 26 and FRS 27 "Life Assurance" ("FRS 27"). FRS 26 has the impact of reducing the benefits and claims in the first half of 2005 for the withdrawals relating to investments contracts that do not contain discretionary participating features whilst FRS 27 has meant that the change in benefits and claims for PAC with-profits liabilities is now measured on a FSA's realistic basis. In both cases, the profit and loss account comparatives have not been restated as permitted by the respective standards.

        In the United States, benefits and claims decreased from £2,819 million in the first half of 2004 to £2,382 million in the first half of 2005. This movement reflected a 76% decrease in death benefits, maturities and surrenders of deposit products from £1,777 million in the first half of 2004, to £431 million in the first half of 2005, partially offset by an increase in the change in technical provisions from £1,042 million to £1,951 million. The benefits and claims for the first half of 2005 included a reduction of £888 million to adjust for withdrawals relating to investment contracts classified under FRS 26.

        In Asia, benefits and claims increased by 64% to £1,435 million in the first half of 2005 compared to £874 million in the first half of 2004. This increase reflected a 12% increase in claims and a 96% increase in the change in long-term technical provisions.

Transfer (to) from the Fund for Future Appropriations

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(902)	513
Asia	350	23

Total	(552)	536

        The transfer to the fund for future appropriations in the United Kingdom in the first half of 2005 was £902 million compared to £513 million being transferred from the fund for future appropriations in the first half of 2004, a change of £1,415 million. The change predominantly reflects the return on the assets supporting the with-profits fund which earned a pre-tax return of 7.4% during the first six months of 2005 compared with a pre-tax return of 3% for the comparative period in 2004 offset by movements on with-profits liabilities measured on a realistic basis during 2005 (but not 2004) following the adoption of FRS 27.

        In Asia, there was a transfer from the fund for future appropriations of £350 million in the first half of 2005 compared with a transfer of £23 million in the first half of 2004. Following local regulatory changes which affect the presentation of the balance sheet, the fund for future appropriations of the Singapore with-profits business was amalgamated with policyholders' liabilities in the first half of 2005. The fund for future appropriation in Asia at the period end almost wholly relates to the Malaysian life business.

US GAAP Analysis

        Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent that annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent that annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the fund for future appropriations.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90% of these results are allocated to with-profits policyholders by a charge to net income. The residual 10% interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits are subject to considerable volatility in the US GAAP figures.

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, accounting for real estate, revenue and claims recognition on investment-type contracts, the measurement of and changes in policyholder benefit, and their related deferred income tax effects.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting policies under US GAAP are described below.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. Interest assumptions range from 0.935% to 12%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for the with-profits business, non-participating business of Prudential Annuities Limited (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation and charged or credited to the income statement. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities of Prudential Annuities Limited. To the extent that movements in liabilities are recorded in Other Comprehensive Income as shadow adjustments to the income statement, an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income and shareholders' equity.

Treatment of With-Profits Business

        Under UK GAAP, the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders' in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profit funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As most investments of with-profits operations are accounted for on a trading basis, the shareholders' 10% share of the pre-bonus earnings is likely to be highly volatile from period to period as a result of the fluctuations in investment markets.

Investment Returns

        All investment returns for long-term insurance business are accounted for on a trading basis except primarily for JNL, Egg and UK annuity business (other than with-profits). Accordingly, investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits, for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

        In 2005, the Group changed the valuation bases for certain investment securities from applying the mid market value to applying the bid market value as fair value. This change has the impact of reducing net income, other comprehensive income and shareholders' equity by £11 million, £16 million and £27 million respectively in the first half of 2005.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available for sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account. In assessing the securities' fair value for impairment testing purposes, where third party information is not available, the Group performs alternative valuation techniques including discounted cash flow analysis, option-adjusted spread models and enterprise valuation.

        Among the factors considered are whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Deferred Acquisition Costs

        Commissions, sales force direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and future estimates and revised estimates of future gross profits and amortization are adjusted for the effect of any changes. Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally JNL in the United States. For shareholder financed long-term business operations the full accounting impact of deferring and amortizing deferred acquisition costs is taken to net income.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10% of the direct income statement and balance sheet effect due to 90% of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10% of the amortization of deferred acquisition costs and shareholder' equity includes effectively only a 10% shareholder interest in the balance sheet carrying value of deferred acquisition costs.

Deferred Income Tax

        Deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19 "Deferred Tax" and similarly under FAS 109 "Accounting for Income Taxes".

        For the half year 2005 results and balance sheet position at June 30, 2005, the possible net tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. The value of these carry-forwards remains unchanged from 2004.

Derivative Financial Instruments

        Under US GAAP, derivative financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria required by FAS 133 "Accounting for Derivative Instruments and Hedging Activities". Derivative financial instruments held by the Group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of most investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders' net income reflecting, as part of the 10% of pre-bonus earnings of the fund, 10% of the movement in the values of the derivative instruments.

        For the Group's shareholder financed long-term business operations, principally JNL, which accounts for investments under FAS 115 "Accounting for Certain Investments in Debt and Equity Securities" on an available-for-sale basis, the impact of temporary movements in the values of investments is recorded in Other Comprehensive Income. However, although JNL uses derivative financial instruments (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting changes in fair value of hedged instruments are reflected in Other Comprehensive Income in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        The SAIF sub-fund is a ring fenced sub-fund of Prudential Assurance's long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of acquisition and "top-ups" are permitted on these policies. This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. All investments held by the SAIF sub-fund and all future earnings arising in the fund are to be equitably distributed to qualifying SAIF policyholders over the lifetime of these policies. Shareholders have no interests in the profits of this fund, although they are entitled to the management fees paid on this business.

        For UK GAAP purposes, no effect is recorded for SAIF, reflecting the sole interests of policyholders in the performance of the fund. In the years prior to 2004, a nil post-tax result was reported by SAIF for US GAAP purposes in order to reflect the ring-fenced nature of the fund but a pre-tax shareholder result was recorded as SAIF was accounted for as a separate account business. However, since the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" in 2004, SAIF no longer qualifies for the separate account treatment and all of SAIF's assets and liabilities have been reclassified to the general account. Except for real estate, all SAIF's assets will continue to be recorded at fair value. Real estate has been reclassified to the general account and valued at depreciated historic cost. The liabilities of SAIF have been reclassified from separate account liabilities to policyholder benefit liabilities.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Consolidated profit in accordance with UK GAAP*	282	157

US GAAP adjustments:
With-profits fund	324	(6)
Other operations*	(92)	(554)

	232	(560)

Consolidated net income (loss) in accordance with US GAAP	514	(403)

Comprising:
Net income from continuing operations after minority interests**	529	129
Net loss from discontinued operations including profit on disposals**	(15)	(14)
Cumulative effect of changes in accounting principles	—	(518)

	514	(403)

*
The UK GAAP 2004 figures and corresponding US GAAP adjustments for Other operations have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

**
The 2004 figures on these lines have been restated to take account of discontinued operations.

        On a US GAAP basis, a consolidated net income of £514 million was recorded in the first half of 2005 compared to consolidated net loss of £403 million reported in the first half of 2004. Consolidated net income on a US GAAP basis for the first half of 2005 was £232 million higher than consolidated profit under UK GAAP. For the first half of 2004, US GAAP consolidated net loss was £560 million lower than consolidated profit under UK GAAP.

        The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund resulted in an increase of £324 million in the first half of 2005 and a reduction of £6 million in the first half of 2004. The table below analyzes the shareholders' 10% interest in the adjustments to the with-profits fund's results, as reflected above.

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
US GAAP adjustments:
Real estate	15	14
Securities	(42)	40
Revenue and expense recognition	2	(2)
Deferred acquisition costs	4	2
Policy liabilities	373	(1)
Movement in UK basis excess of assets over liabilities	(3)	(57)
Other	(6)	4
Deferred tax effect of the above adjustments	(19)	(6)

	324	(6)

        The increase in the adjustment for policy liabilities reflects the adoption of FRS 27 "Life Assurance" ("FRS 27") in 2005. FRS 27 follows closely the requirements of the Financial Services Authority's new realistic regime. FRS 27 requires the derecognition of deferred acquisition costs for the UK with-profits fund and the inclusion of "realistic" basis liabilities for the policy liabilities. The Group has taken advantage of the provisions within FRS 27 that allows the comparative net income not to be adjusted to comply with this standard.

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities (represented by the transfer from or to the fund for future appropriations) from a negative amount of £57 million in the first half of 2004, to a negative amount of £3 million in the first half of 2005, primarily reflected the change in the accounting basis of recognition of the excess of assets over liabilities for the UK regulated with-profits fund following the adoption of the provisions of FRS 27.

        The other main effects of accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings;

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale. This adjustment has been impacted by the adoption of FRS 26 "Financial Instruments: Measurement" for the changes in the valuation bases of certain investments; and

  •
  adjustments to income recognition.

        The following table analyzes the US GAAP adjustments for Other operations.

	Six Months Ended June 30,
	2005	Restated 2004
	(In £ Millions)
Business acquisitions and investments in associates	19	52
Securities	(299)	114
Derivative instruments	(5)	88
Real estate:
Investment results	(3)	(73)
Cumulative effect of changes in accounting principles (gross of tax)	—	(638)
Revenue and expense recognition	(266)	(132)
Deferred acquisition costs	69	72
Policy liabilities	287	(108)
Pension plans*	(9)	(11)
Stock-based compensation	2	(1)
Other	(29)	(1)
Deferred tax effect:
Cumulative effect of change in accounting principles	—	117
Other adjustments above	142	(33)

	(92)	(554)

*
The UK GAAP 2004 figure and corresponding US GAAP adjustment for Pension Plans have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflects the impact of the accounting treatment under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets" (FAS 142). Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. These assets are then subject to an impairment test at least annually and any impairment is charged to net income. The decrease in the US GAAP adjustment from £52 million in the first half of 2004 to £19 million in the first half of 2005 primarily reflected the lower goodwill impairment charge to Prudential's Japanese business made under UK GAAP.

        The US GAAP adjustments on securities primarily reflect the exclusion from the profit and loss account of the unrealized appreciation/depreciation for certain securities classified as available for sale under US GAAP but accounted for as trading under UK GAAP. In 2004, this primarily related to the fixed income securities of Jackson National Life (JNL) and the Group's shareholder-backed annuities business. Following the adoption of FRS 26 in 2005, however, JNL's fixed income securities are now carried on an available for sale basis for UK GAAP reporting. The comparatives were not restated as permitted under FRS 26.

        The US GAAP adjustments relating to derivative instruments were also affected by the adoption of FRS 26. Derivatives previously carried at amortized cost under UK GAAP are now carried at fair value with movements being booked in the income statement similar to US GAAP. The adoption of FRS 26 also resulted in the designation of some of Egg's derivatives as cash flow hedges under UK GAAP.

        Upon adoption of SOP 03-1 in 2004, certain land and buildings, previously reported at fair value within the separate account, were reclassified to the general account at depreciated historic cost. This resulted in a transitional charge of £638 million gross of tax to reflect the accumulated depreciation and reversal of unrealized gains on the land and buildings. The tax credit relating to this charge is £117 million resulting in an overall net of tax charge of £521 million in 2004.

        The US GAAP adjustments for revenue and expense recognition primarily reflect the deferral of premiums and policy charges relating to future periods. Under UK GAAP these considerations and related expenses are, on recognition, recorded within the profit and loss account. The UK to US GAAP adjustments for deferred acquisition costs primarily relate to differences in what is allowed to be capitalized as an asset, associated recoverability tests, and amortization profiles.

        The US GAAP adjustments for pension plans are impacted by the adoption of FRS 17 "Retirement Benefits" in UK GAAP in 2005. Under FRS 17, a pension scheme surplus or deficit is recognized on the balance sheet for the defined benefit plans of the Group. The movement in the schemes' surplus/deficit is analyzed into the current service cost and any past service costs that are recognized in operating profit, interest cost and expected return on assets that are recognized as other finance costs and actuarial gains and losses that are recognized in the statement of total recognized gains and losses. The comparative figures for 2004 have been restated accordingly for the impact of FRS 17.

        The adoption of FRS 20 "Share-based Payment" in UK GAAP has affected the US GAAP adjustments for stock-based compensation. Under FRS 20, the Group now recognizes an expense, measured at fair value, in respect of all share-based payments the Group makes.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At June 30, 2005	Restated At December 31, 2004
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP*	5,203	4,431
US GAAP adjustments:
With-profits fund	1,750	1,384
Other operations*	(281)	112

	1,469	1,496

Shareholders' equity in accordance with US GAAP	6,672	5,927

*
The UK GAAP 2004 figures and corresponding US GAAP adjustments for Other operations have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        Shareholders' equity was greater under US GAAP than UK GAAP at June 30, 2005 and December 31, 2004 by £1,469 million and £1,496 million, respectively. The increased equity in respect of with-profits business was £1,750 million at June 30, 2005, and £1,384 million at December 31, 2004. This difference predominantly reflected the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the fund and lower with-profits liabilities under US GAAP.

        The following table analyzes the shareholders' 10% interest in the adjustments to the with-profits fund as reflected above.

	At June 30, 2005	Restated At December 31, 2004
	(In £ Millions)
US GAAP adjustments:
Real estate	(519)	(534)
Revenue and expense recognition	(119)	(114)
Deferred acquisition costs	229	222
Policy liabilities	1,550	1,167
UK basis excess of assets over liabilities	654	662
Recognition of pension scheme minimum liability	(102)	(111)
Other	129	128
Deferred tax effect of the above adjustments	(72)	(36)

	1,750	1,384

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities.

        The other main effects of accounting for the assets and liabilities of the with-profits fund on a US GAAP basis are:

  •
  adjustments to policy liabilities. Following the adoption of FRS 27 UK on January 1, 2005, with-profits liabilities are measured on a "realistic" basis as discussed in Note 2 to the unaudited condensed consolidated interim financial statements. This basis, derived from UK regulatory reporting, is more prudent than the analogous US GAAP treatment for Prudential's UK with-profits business;

  •
  writedown of real estate values from market value to depreciated historic cost;

  •
  adjustments to revenue and expense recognition and deferred acquisition costs, and

  •
  pension scheme accounting and the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests for Other operations.

	At June 30, 2005	Restated At December 31, 2004
	(In £ Millions)
Business acquisitions and investment in associates	541	531
Real estate	(848)	(845)
Securities	22	1,025
Revenue and expense recognition	(1,455)	(1,199)
Deferred acquisition costs	277	201
Policy liabilities	829	589
Pension plans*	374	379
Recognition of pension scheme minimum liability	(298)	(320)
Derivative instruments	(23)	(235)
Other*	(12)	9
Deferred tax effect of the above adjustments*	312	(23)

	(281)	112

*
The UK GAAP 2004 figure and corresponding US GAAP adjustment for these lines have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        For Other operations, shareholders' equity on a US GAAP basis was £281 million lower and £112 million higher than on a UK GAAP basis at June 30, 2005, and December 31, 2004, respectively.

        The principal reasons for the differences in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill on acquisition prior to 1998 and discontinuance of goodwill amortization under FAS 142 from January 1, 2001 (subject to any impairments that may have arisen);

  •
  writedown of real estate values from market value to depreciated historic cost;

  •
  the adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities; and

  •
  the recognition of a pension scheme minimum liability.

        The US GAAP adjustments relating to securities and derivative instruments have reduced significantly from £1,025 million and £(235) million, respectively, at December 31, 2004 compared to £22 million and £(23) million, respectively, at June 30, 2005. This reflected the impact of the adoption of FRS 26 "Financial Instruments: Measurement" under UK GAAP on January 1, 2005. With the adoption of FRS 26, JNL's fixed income security portfolio is accounted for at fair value on an available for sale basis, consistent with US GAAP. In addition, this UK standard also aligned the UK GAAP accounting treatment of the carrying value of most derivative instruments with US GAAP. The Group has taken advantage of the provisions within FRS 26 to not restate the comparative figures for 2004.

US GAAP Restructuring Analysis

        In 2004, Egg announced its withdrawal from the French market. For US GAAP purposes, during the period ending June 30, 2005, other operating costs of £13 million were expensed. During 2004, £25 million relating to termination and redundancy costs and £75 million of other associated costs were incurred. There was no provision held under US GAAP for this restructuring at June 30, 2005.

        In 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels and to achieve cost savings in addition to those announced in 2001 for its UK and Europe Insurance Operations customer. In the first half of 2005, there were no material expenses incurred. During 2004, an unused provision for termination and redundancy costs of £9 million was released to the statement of income, and an additional provision of £1 million was expensed for other transition and system related costs. In 2003 Prudential expensed £5 million, comprising £2 million of termination and redundancy costs, and £3 million of other system and property charges. The restructuring provision under US GAAP was £42 million at June 30, 2005.

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK and Europe Insurance operations. There were no expenses incurred in the half year ended June 30, 2005. During 2004, £2 million of termination and redundancy costs were expensed. In 2003 Prudential expensed £37 million in relation to this provision, comprising £4 million termination and redundancy costs, £3 million property costs and £30 million other transition and system costs. The restructuring provision under US GAAP was £1 million at June 30, 2005.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2004 and 2005 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 11 to the unaudited condensed consolidated interim financial statements.

        In April, 2005, the SEC amended Form 20-F to ease the transition by foreign companies to IFRS and to improve the quality of their financial disclosures. As a result of the amendments companies filing registration statements and prospectuses that are used later than nine months after the year end have four different options with respect to presenting interim information. The four options are:

  •
  The "Previous" GAAP option

  •
  The IFRS option

  •
  The "US GAAP condensed information" option

  •
  The case-by-case option

        Prudential opted to file information using the "Previous" GAAP option for this interim filing.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding, as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, except Egg, primarily by raising external funds at the Prudential parent company level. Egg has its own treasury function to manage its cash and liquidity positions.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of UK head office expenses and investment in businesses.

        In the first half of 2005, the parent company paid the 2004 final dividend to shareholders, which amounted to £212 million. The full dividend was £252 million but this was reduced by £40 million due to shareholders electing to receive additional shares in Prudential rather than cash. The 2003 final dividend paid in the first half of 2004 amounted to £153 million, comprising a full dividend of £214 million less an adjustment of £61 million as described above.

        Debt service costs (net of interest received on short-term investments) paid in the first half of 2005 were £54 million, compared to £77 million paid in the first half of 2004. This reduction was principally due to interest received on the proceeds of the rights issue, partially offset increased interest rates in respect of certain long-term borrowings.

        In the first half of 2005, UK head office expenses paid totalled £37 million compared to £22 million in the first half of 2004. Of this increase, £9 million related to expenses incurred in the second half of 2004 but not paid until 2005.

        In the first half of 2005 and 2004, £89 million and £116 million respectively, were invested in existing operations principally to satisfy solvency requirements.

        In 2004, Jackson National Life entered into an agreement to buy Life Insurance Company of Georgia from ING Groep, NV for £142 million. The purchase was completed in May 2005 and paid for out of Jackson National Life's own cash resources.

Liquidity Sources

        The parent company's principal sources of cash are dividends, loans and interest received from operating subsidiaries and the proceeds from borrowings and the sale of businesses. In addition, during the second half of 2004 the Group issued a rights offering resulting in net proceeds of £1,021 million.

        In the first half of 2005, the parent company received cash of £194 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund for the year 2004. The parent company also received dividends and loans of £27 million from M&G and £58 million from Asia. In the first half of 2004, the parent company received cash of £208 million from The Prudential Assurance Company Limited in respect of the statutory profit transfer from the long-term business fund in respect of the year 2003 and dividends and loans of £38 million from M&G and £62 million from Asia.

Borrowings

        Core structural borrowings are borrowings which the Group considers form part of its core capital structure. This excludes operating borrowings which arise in the normal course of the business. Core structural borrowings of shareholder financed operations were £2,682 million at June 30, 2005, compared with £2,797 million at December 31, 2004. Within this total, the parent company and finance subsidiaries had core structural borrowings of £2,543 million outstanding at June 30, 2005, including US$250 million (£139 million) of bonds that matured in August 2005, £150 million of bonds due to mature in 2007 and £250 million of bonds due to mature in 2009. The remaining outstanding borrowings were due to mature in more than five years. Also at June 30, 2005, the parent company and finance subsidiaries held cash and short-term investments of £1,318 million, compared with £1,561 million at December 31, 2004.

        Accordingly, net core structural borrowings increased by £128 million from £1,236 million at December 31, 2004 to £1,364 million at June 30, 2005.

        In July 2005, Prudential issued US$300 million of perpetual subordinated capital securities exchangeable at Prudential's option into preference shares. The coupon on the securities is 6.5% per annum.

Credit Facilities and Recourse to the Equity Markets

        Prudential has in place an unlimited global commercial paper program. At June 30, 2005 commercial paper of £1,121 million was in issue under this program. Prudential also has in place a £5,000 million medium term note program. At June 30, 2005, £435 million and €520 million of hybrid debt, as well as US$18 million of senior debt, were outstanding under this program.

        In addition, the parent company has access to £1,400 million committed revolving credit facilities, to £500 million committed securities lending liquidity facilities, and to £347 million uncommitted credit facilities. There have been no drawdowns under the committed facilities since inception, and there were no amounts outstanding under either the committed or the uncommitted facilities at June 30, 2005. The above programs and facilities are all available for general corporate purposes and to support the liquidity needs of Prudential.

        On October 19, 2004, Prudential launched a fully underwritten rights offering and raised £1,021 million, net of expenses, from the issue of 339 million new ordinary shares.

        Prudential anticipates that its commercial paper and medium-term note programs and its committed and uncommitted facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments.

Consolidated Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP and included in Prudential's unaudited condensed consolidated interim financial statements includes only the cash flows in respect of Prudential's general business and shareholders' funds. Cash flows resulting from activity within the long-term business funds are excluded because UK GAAP requires that insurance companies include cash flows in respect of long-term business only to the extent that cash is transferred to shareholders and is available to meet the obligations of Prudential as a whole. In the case of UK long-term business, this amount represents the profit after tax allocated to shareholders.

        The discussion that follows is based on the consolidated statement of cash flows prepared under US GAAP presented in Note 11 to Prudential's unaudited condensed consolidated interim financial statements, which includes all of the cash flows of Prudential, including those of the long-term business funds.

        Net cash provided by operating activities was £2,831 million in the first half of 2005 compared with £711 million in the first half of 2004.

        Net cash used for investing activities in the first half of 2005 was £1,737 million compared with £804 million in the first half of 2004. Cash used to purchase investments exceeded proceeds from sales and maturities by £1,368 million in the first half of 2005 compared with £935 million in the first half of 2004. Net cash used by financing activities was £1,438 million in the first half of 2005 compared with net cash provided in the first half of 2004 of £335 million. The movement reflected repayment of short-term debt and a reduction in Egg customer deposits from £6,699 million in the first half of 2004 to £6,451 million in the first half of 2005. Policyholders' deposits were higher than withdrawals by £1 million in the first half of 2005 and lower by £315 million in the first half of 2004. Proceeds from long-term borrowings in the first half of 2005 were £70 million and £nil in the first half of 2004.

        As at June 30, 2005, the Group had cash of £1,692 million compared with £1,662 million at June 30, 2004, an increase of £30 million.

Contingencies and Related Obligations

        Details of Prudential's contingencies and related obligations as at June 30, 2005 are set out in Note 7 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks.

        At June 30, 2005, Egg had two credit default swaps in place, comprising residential mortgages of £1,520 million and asset backed securities of £840 million. Their effect was to remove from Egg's balance sheet the risk of default on the underlying assets and to reduce the regulatory capital that must be held by Egg in relation to these assets. Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If a swap counter-party failed, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        Egg enters into interest rate swaps and forward rate agreements for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps at June 30, 2005 was £4,342 million.

        Egg also enters into derivative financial instrument transactions to hedge against foreign currency exposures. The nominal value of these transactions was £1,687 million at June 30, 2005.

        At June 30, 2005, M&G had entered into a series of derivative financial instrument transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        Jackson National Life has commitments for future payments related to equity index call options totalling £6 million at June 30, 2005. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities, and fall due for payment over the next two years.

        Jackson National Life has unfunded commitments of £154 million and £155 million related to its investments in limited partnerships and commercial mortgage loans respectively at June 30, 2005. These reflect on demand contractual commitments to fund further investments.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30,

	2005		Restated* 2004
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	8,159		7,397
Claims incurred, net of reinsurance	(5,352)		(6,604)
Change in long-term technical provisions, net of reinsurance	(9,036)		(2,342)
Investment returns:
Continuing operations	9,026		2,732
Discontinued operations	—		9
Investment expenses and charges	(470)		(353)
Net operating expenses	(1,140)		(902)
Shareholder and policyholder tax attributable to long-term business	(312)		(332)
Add back: Shareholder tax attributable to long-term business	138		106
Transfer (to) from the fund for future appropriations	(552)		536
Result of UK fund management operation	83		78
Result of US broker-dealer and fund management operations	12		(2)
Result of Asian fund management operation	2		10
Result of UK banking operation:
Continuing operations	14		32
Discontinuing operations	2		(35)
Goodwill impairment charge	(85)		—
Amortization of goodwill	(43)		(49)

Profit on ordinary activities before shareholder tax	446		281
Shareholder tax on profit on ordinary activities	(162)		(117)

Profit for the period before minority interests	284		164
Minority interests	(2)		(7)

Profit for the period	282		157
Dividends paid in the period at 10.65p and 10.29p^ per share, respectively	(253)		(214)

Retained profit for the period	29		(57)

Earnings per share:
Basic (based on 2,367 million and 2,084 million shares, respectively)**:
Based on profit from continuing operations after minority interests	11.9	p	8.3	p
Based on profit (loss) from discontinued operations after minority interests	0.0	p	(0.8	)p
Diluted (based on 2,370 million and 2,087 million shares, respectively)**:
Based on profit from continuing operations after minority interests	11.9	p	8.3	p
Based on profit (loss) from discontinued operations after minority interests	0.0	p	(0.8	)p

^
Dividend amounts per share have been restated to take account of the rights offering in October 2004.

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements. In addition, the 2004 figures have also been restated for the discontinued operations of Egg France, Funds Direct and Jackson Federal Bank.

**
Comparative figures for these lines have been restated to take account of the Prudential's rights offering in October 2004 and the implementation of FRS 22 "Earnings per share".

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30,

	2005		Restated* 2004
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit before amortization of goodwill after tax (based on longer-term investment returns) and related minority interests
Profit on ordinary activities before shareholder tax	446		281
Short-term fluctuations in investment returns	(102)		18
Goodwill impairment charge	85		—
Amortization of goodwill	43		49

Operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	472		348
Minority interests in Egg	2		0
Tax on operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	(138)		(106)

Operating profit before amortization of goodwill after tax (based on longer-term investment returns) and related minority interests	336		242

Earnings per share:
Operating profit before amortization of goodwill after tax (based on longer-term investment returns) (based on 2,367 million and 2,084 million shares, respectively) and related minority interests**	14.2	p	11.6	p

*
The 2004 figures have been restated for the implementation of new UK accounting standards and the discretionary non-GAAP change of policy for longer-term investment returns. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

**
Comparative figures for these lines have been restated to take account of the Prudential's rights offering in October 2004.

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2005

	General Business Technical Account	Long-Term Business Technical Account	Non- Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance		8,159		8,159
Claims incurred, net of reinsurance		(5,352)		(5,352)
Change in long-term technical provisions, net of reinsurance		(9,036)		(9,036)
Investment returns		8,870	156	9,026
Allocated investment return	3	(75)	72
Investment expenses and charges		(290)	(180)	(470)
Net operating expenses	(3)	(1,098)	(39)	(1,140)
Shareholder and policyholder tax attributable to long-term business		(312)		(312)
Transfer from the fund for future appropriations		(552)		(552)

Balance on the technical accounts	—	314
Add back: Shareholder tax attributable to long-term business		138		138

Technical accounts subtotal	—	452
Profit on insurance activities transferred to the non-technical account		(452)	452

Result of UK fund management operation			83	83
Result of US broker-dealer and fund management operations			12	12
Result of Asian fund management operation			2	2
Result of UK banking operation:
Continuing operations			14	14
Discontinued operations			2	2
Goodwill impairment charge			(85)	(85)
Amortization of goodwill			(43)	(43)

Profit on ordinary activities before shareholder tax			446	446
Shareholder tax on profit on ordinary activities			(162)	(162)

Profit for the period before minority interests			284	284
Minority interests			(2)	(2)

Profit for the period			282	282

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2004

	General Business Technical Account	Restated* Long-Term Business Technical Account	Restated* Non- Technical Account	Restated* Total
	(In £ Millions)
Earned premiums, net of reinsurance		7,397		7,397
Claims incurred, net of reinsurance	2	(6,606)		(6,604)
Change in long-term technical provisions, net of reinsurance		(2,342)		(2,342)
Investment returns:
Continuing operations		2,664	68	2,732
Discontinued operations		9		9
Allocated investment return		11	(11)
Investment expenses and charges		(220)	(133)	(353)
Net operating expenses	(2)	(856)	(44)	(902)
Shareholder and policyholder tax attributable to long-term business		(332)		(332)
Transfer to the fund for future appropriations		536		536

Balance on the technical accounts	—	261
Add back: Shareholder tax attributable to long-term business		106		106

Technical accounts subtotal	—	367
Profit on insurance activities transferred to the non-technical account		(367)	367

Result of UK fund management operation			78	78
Result of US broker-dealer and fund management operations			(2)	(2)
Result of Asian fund management operation			10	10
Result of UK banking operation:
Continuing operations			32	32
Discontinued operations			(35)	(35)
Amortization of goodwill			(49)	(49)

Profit on ordinary activities before shareholder tax			281	281
Shareholder tax on profit on ordinary activities			(117)	(117)

Profit for the period before minority interests			164	164
Minority interests			(7)	(7)

Profit for the period			157	157

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements. In addition, the 2004 figures have also been restated for the discontinued operations of Egg France, Funds Direct and Jackson Federal Bank.

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Assets	June 30, 2005	Restated* December 31, 2004
	(In £ Millions)
Goodwill	1,239	1,367

Investments
Land and buildings	11,531	12,367
Investments in participating interests	33	26
Other financial investments	128,082	117,262

Total investments	139,646	129,655

Assets held to cover linked liabilities	26,572	23,830

Reinsurers' share of technical provisions	648	1,018

Debtors	2,984	666

Other assets
Banking business assets (Egg)	11,376	11,995
Tangible assets	158	155
Cash at bank and in hand	978	1,415
Present value of acquired in force business	76	86

Total other assets	12,588	13,651

Prepayments and accrued income
Accrued interest and rent	1,259	1,195
Deferred acquisition costs	2,223	2,110
Other prepayments and accrued income	213	250

Total prepayments and accrued income	3,695	3,555

Total assets	187,372	173,742

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

The accompanying notes are an integral part of these interim financial statement.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Shareholders' funds and liabilities	June 30, 2005	Restated* December 31, 2004
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 3,000 million shares authorized; 2,384 million and 2,375 million shares issued and outstanding, respectively	119	119
Share premium	1,561	1,558
Retained profit and loss reserve	3,565	2,796
Cost of shares held in trusts for employee incentive plans	(42)	(42)

Total shareholders' funds	5,203	4,431

Minority interests	86	72

Subordinated liabilities	1,460	1,429

Commitments and contingencies
Fund for future appropriations	8,958	8,409

Technical provisions
Long-term business provision	119,328	111,217
Claims outstanding	857	826

Total technical provisions	120,185	112,043

Technical provisions for linked liabilities	26,910	24,137

Provisions for other risks and charges
Deferred tax	1,844	1,378

Deposits received from reinsurers	29	51

Creditors
Creditors arising out of direct insurance operations	407	340
Creditors arising out of reinsurance operations	25	10
Debenture loans	1,795	1,761
Amounts owed to credit institutions	202	191
Other borrowings	1,265	1,292
Jackson National Life funding and stocklending arrangements	3,541	3,308
Banking business liabilities (Egg)	10,589	11,217
Tax payable	925	1,017
Other creditors	2,831	1,360

Total creditors	21,580	20,496

Accruals and deferred income	1,117	1,296

Total shareholders' funds and liabilities	187,372	173,742

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows
From General Business and Shareholders' Funds

Six Months Ended June 30

	2005	2004
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	6	224

Interest paid	(112)	(91)

Taxes paid	(36)	0

Equity dividends paid	(253)	(214)

Net cash outflow before financing	(395)	(81)

Financing
Issue (redemption) of borrowings	18	(2)
Increase (reduction) in credit facility utilized by investment subsidiaries managed by PPM America	13	(4)
Issues of ordinary share capital	40	61

Net cash inflow from financing	71	55

Net cash outflow for the period	(324)	(26)

Net cash outflow was financed as follows:
Purchases of portfolio investments:
Equity securities	11	8
Debt and other fixed income securities	267	897

Total purchases of portfolio investments	278	905

Sales of portfolio investments:
Equity securities	(27)	(4)
Debt and other fixed income securities	(395)	(675)

Total sales of portfolio investments	(422)	(679)

Net (sales) purchases of portfolio investments	(144)	226
Decrease in cash and short-term deposits, net of overdrafts	(180)	(252)

Net cash outflow	(324)	(26)

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2005

1.    Basis of Presentation

        The results for the six months ended June 30, 2005 and 2004 are unaudited. Prudential's external auditors have reported on the December 31, 2004 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' report was unqualified and did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. Management believes that the interim results include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

        The results and cash flows for the six months ended June 30, 2005 and 2004 and the balance sheet at June 30, 2005 have been prepared using the same accounting policies as were used in the consolidated financial statements for the year ended December 31, 2004 except for the implementation of the new UK GAAP accounting standards as described in Note 2.

        The long-term business profit of the UK and Europe Insurance Operations has been calculated assuming that the proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent.

        The six months "2005" and "2004" refer to the six months ended June 30, 2005 and 2004, respectively.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	Six Months Ended June 30,
	2005	2004
	(In Millions)
Number of shares
Weighted average shares for basic earnings per share*	2,367	2,084
Shares under option at end of period*	13	14
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise*	(10)	(11)

Weighted average shares for diluted earnings per share*	2,370	2,087

*
Comparative figures for these lines have been restated to take account of Prudential's rights offering in October 2004. The restatement factor is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day that Prudential's shares traded cum-rights of 422.00 pence.

2.    Changes in Accounting Policy and Presentation

      Prudential has replaced UK GAAP MSB with IFRS as an ongoing basis of reporting from January 1, 2005. The Group has reported interim 2005 IFRS basis results in July 2005. For further information on the Group's IFRS basis results, please see the Group's Form 6-K filed on July 27, 2005. The Group has chosen to apply the "Previous GAAP" option as permitted in the Securities and Exchange Commission's amendments to Form 20-F for first-time application of IFRS issued in April 2005 in these interim financial statements. Under the "Previous GAAP" option, the Group continues with UK GAAP MSB as "primary"

GAAP in this Form 6-K providing condensed US GAAP financial statements and reconciling between the two GAAPs.

        Prudential has implemented the following UK GAAP accounting standards in preparing its results for the six months ended June 30, 2005. Most of these standards closely reflect the requirements of IFRS and form part of the implementation of IFRS in the UK.

FRS 17 "Retirement Benefits"

        The main effect of the adoption of FRS 17 is the recognition of a surplus or deficit in respect of the defined benefit pension schemes of the Group on the balance sheet. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The effect of the change in policy is to reduce shareholders' funds at January 1, 2004 from the previously published amount by £101 million. In the first half of 2005, the adoption of FRS 17 has resulted in an increase in operating expenses by £3 million (first half of 2004: £1 million), a decrease in tax charge by £1 million (first half of 2004: £1 million), decrease in profit for the period of £2 million (first half of 2004: £Nil) and a decrease in total recognized gains and losses by £5 million (first half of 2004: an increase of £36 million).

FRS 20 "Share-based Payment"

        The main effect of this FRS is the requirement for the Group to recognize an expense, measured at fair value, in respect of all share-based payments the Group makes. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The effect of the change in policy is to reduce shareholders' funds at January 1, 2004 from the previously published amount by £Nil million. In the first half of 2005, the adoption of FRS 20 has resulted in an increase in operating expenses by £5 million (first half of 2004: Nil), a decrease in tax charge by £Nil (first half of 2004: £1 million), decrease in profit for the period of £5 million (first half of 2004: an increase of £1 million) and a decrease in total recognized gains and losses by £1 million (first half of 2004: an increase of £4 million).

FRS 21 "Events after the Balance Sheet Date"

        The main effect of FRS 21 on Prudential is that dividends declared after the balance sheet date in respect of the previous reporting period are no longer to be considered as "adjusting events"'. Accordingly, an accrual is no longer made in the profit and loss account. Instead, appropriate disclosure is made in the notes to the financial statements. The comparative figures have been restated accordingly. The effect of the change in policy is to increase shareholders' funds at January 1, 2005 from the previously published December 31, 2004 level by £253 million.

FRS 22 "Earnings per share"

        FRS 22 alters the presentation and disclosure requirements of earnings per share ("EPS") on the face of the Profit and Loss account and in the notes to the financial statements. Basic and diluted EPS for profit or loss on continuing operations and discontinued operations should be presented on the face of the Profit and Loss account under this standard. The comparative EPS presentation and disclosures have been restated accordingly to conform to FRS 22. This has no overall effect on shareholders' funds, profits or cash flow.

FRS 23 "The Effects of Changes in Foreign Exchange Rates", FRS 24 "Financial reporting in hyperinflationary economies", FRS 25 "Financial Instruments: Disclosures and Presentation" and FRS 26 "Financial Instruments: Measurement"

        The Accounting Standards Board ("ASB") published the following accounting standards in December 2004:

  •
  FRS 23 ("The effects of changes in foreign exchange rates")

  •
  FRS 24 ("Financial reporting in hyperinflationary economies")

  •
  FRS 25 ("Financial instruments: Disclosures and Presentation")

  •
  FRS 26 ("Financial instruments: Measurement")

        Listed entities, such as Prudential plc, preparing their financial statements in accordance with UK requirements, are required to comply with the entire package of standards for accounting periods on or after January 1, 2005.

        The main impacts of the adoption of these standards are described below:

(i) FRS 23 "The Effects of Changes in Foreign Exchange Rates"

        The main requirements of this standard which could potentially affect the Group relate to the translation of goodwill and fair value adjustments on acquisitions treated as assets of acquired foreign operation and the recycling of cumulative translation adjustment from January 1, 2004 on disposal of foreign operation. This standard applies prospectively to acquisitions and disposals occurring after the effective date of January 1, 2005. There is no material impact on the balance sheet and profit and loss account in the first half of 2005 upon the adoption of this standard.

(ii) FRS 24 "Financial reporting in hyperinflationary economies"

        The Group has no operations in hyperinflationary economies and therefore the adoption of this standard has no impact on the results of the Group.

(iii) FRS 25 "Financial Instruments: Disclosures and Presentation"

        FRS 25 is based on the text of IAS 32 "Financial Instruments: Disclosures and Presentation" as at March 31, 2004, incorporating the revised version of IAS 32 issued by the IASB in December 2003 and includes amendments made by IFRS 4 "Insurance contracts".

        The presentation requirements of FRS 25 are applicable to the Group as at January 1, 2005. The Group has taken advantage of the provisions within FRS 25 that waive the requirement to restate comparatives. The main presentation adjustment resulting from FRS 25 relates the Group's derivatives. Previously, under UK GAAP, the Group's carrying value of derivatives has been recorded on a basis that nets asset and liability amounts of individual derivatives. Under FRS 25, there is a general expectation that asset and liabilities should not be netted in the balance sheet unless counter party offset applies. Accordingly, under FRS 25, derivative assets and liabilities have been shown gross in the balance sheet.

        In summary, the disclosure requirements of FRS 25 that would be applied to a set of UK GAAP basis financial statements for the year ended December 31, 2005 include details of the following:

  •
  The format, location and classes of financial instruments,

  •
  Risk management policies and hedging activities,

  •
  Terms, conditions and accounting policies,

  •
  Interest rate and credit risk,

  •
  Fair values, and

  •
  Other disclosures

(iv) FRS 26 "Financial Instruments: Measurement"

        FRS 26 is based on the text of IAS 39 "Financial Instruments: Measurement" as at March 31, 2004, incorporating the revised version of IAS 39 issued by the IASB in December 2003 and includes amendments made by IFRS 4 "Insurance contracts".

        This FRS is to be applied retrospectively, however, the Group has chosen to take advantage of the provisions within FRS 26 that allows comparative information not to comply with this standard. The nature of the significant adjustments resulting from FRS 26 are described below:

  Long-term business

        On adoption of FRS 26, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts as either "insurance contracts", if the level of insurance risk in the contracts us significant, or "investment contracts", if the risk is insignificant. Insurance contracts and investment contracts with discretionary participating features are permitted to be accounted for under the previously applied accounting treatment. The Group has chosen to apply this approach.

        The adoption of FRS 26 does though affect the accounting for investment contracts that do not contain discretionary participating features. The changes primarily arise in respect of provisions for future expenses commonly called "sterling reserves". Under the previous UK GAAP, reflecting the regulatory approach in the UK, sterling reserves are recognized as a liability. Under FRS 26 such provisions are no longer permitted.

        An additional feature is that investment contracts are closer in nature to a deposit style arrangement between the policyholder and the company. Upon the adoption of FRS 26, premiums and withdrawals for these contracts are recorded within the balance sheet directly as a movement on the policyholder liability. The profit and loss account reflects fee income on the contracts, expenses and taxation rather than the previous UK GAAP basis revenue account.

        This change in the accounting for investment contracts applies primarily to certain unit-linked and similar contracts in the UK Insurance Operations and Guaranteed Investment Contracts of JNL. However, significant differences between the timing of recognizing profitability under the previous UK GAAP and FRS 26 bases are confined to the UK contracts only.

  Financial Investments

        Under FRS 26, all financial investments are designated into one of the three asset classifications available under FRS 26 which are fair value through profit or loss, available for sale, or held to maturity. Investment securities intended to be held for continuing use are classified as either available for sale or fair value through profit or loss and are included in the balance sheet at fair value applying the bid value of the securities. Under previous UK GAAP, in some cases, the mid-market values were applied in arriving at the fair value and the fixed income securities of JNL and Egg were carried at amortized cost and at cost respectively except where subject to impairments and provisions for permanent diminution in value. Under FRS 26, the fixed income securities of JNL and Egg are classified as available for sale.

        In addition, derivatives previously carried at amortized cost are now carried at fair value with movements being booked in the income statement. The adoption of FRS 26 also resulted in the designation of some of Egg's derivatives as cash flow hedges.

  Loans and receivables

        Loans and receivables were previously carried either at fair value or unpaid principal (net of unamortized discounts and premiums and an allowance for loan losses). Under FRS 26, all loans and receivables are carried at amortized cost subject to provisions for permanent diminution in value.

        For Egg, under the previous UK GAAP, the carrying amount of credit card receivables with low or zero rate interest on balance transfers are carried at cost with interest being accrued at 0% during the incentive period and then at the standard transfer rate thereafter. Under FRS 26, these receivables are measured on an amortized cost basis. In addition, for loans and advances to customers, specific and formulated provisions are raised against non-performing loans and a general provision against the balance. Under FRS 26, an impairment loss is only recognized when there is objective evidence that a debt is impaired.

FRS 27 "Life Assurance"

        The Group has implemented the measurement and presentation requirements of FRS 27 "Life Assurance" on January 1, 2005. The adoption of FRS 27 affects the accounting policy in respect of insurance assets and liabilities of UK regulated with-profits funds. The UK Financial Services Authority (FSA)'s Peak 2 approach underpins the requirements of FRS 27. Under previous UK GAAP, with the exception of minor accounting adjustments, the technical provisions of the UK regulated with-profits funds reflected the UK regulatory basis of reporting which effectively constitutes the FSA's Peak 1 basis.

        Under the FSA's Peak 1 basis, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

        The FSA's Peak 2 calculation under the new realistic regime which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities for UK regulated with-profits funds to be calculated as:

  •
  a with-profits benefits reserves (WPBR); plus

  •
  future policy related liabilities (FPRL); plus

  •
  the realistic current liabilities of the fund.

        The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

        The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charge, and this amount must be determined using either a stochastic approach, hedging costs, or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs. The cost of guarantees, options and smoothing is very sensitive to the bonus, Market Value Reduction and investment policy the company employs and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. The management actions assumed are consistent with the management policy for with-profits funds and the disclosures in the publicly available Principles and Practices of Financial Management.

        The main changes that are required for UK regulated with-profits funds under FRS 27 are:

  •
  de-recognition of deferred acquisition costs and related deferred tax;

  •
  inclusion of the FSA Peak 2 value of in-force non-participating business written by the PAC with-profits sub-fund, and the Scottish Amicable Insurance Fund; and

  •
  replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

        Adjusted realistic liabilities represent the Peak 2 realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns but after excluding the element of shareholders' share of future bonuses. This latter item is recognized as a liability for the purposes of regulatory returns but for accounting purposes shareholder transfers are recognized only on declaration.

        For accounting purposes, to the extent that the value of non-participating business has been taken into account in determining projected policyholder benefits, deduction is made from the gross regulatory value of realistic liabilities. The balance is deducted from the accounting balance of fund for future appropriations. The funds for future appropriations of with-profits funds reflects the excess of assets over technical provisions and other liabilities and represents amounts that have yet to be allocated to policyholders and shareholders. In determining accounting basis liabilities and fund for future appropriations an adjustment is also required where the regulatory and accounting carrying values of assets and liabilities differ for altered measurement or recognition criteria. For the Group's UK with-profits funds the main additional item for which adjustment is necessary is the attributable share of deficit of the Group's UK defined benefit pension schemes, net of related tax.

        The impact of the changes to insurance assets and liabilities of the PAC with-profits fund at January 1, 2005, on adoption of FRS 27 are shown below:

Effect of adoption of FRS 27 at January 1, 2005

Total
(In £ Millions)
De-recognition of deferred acquisition costs	798
Related deferred tax adjustment on the de-recognition of deferred acquisition costs	95
Transition adjustment to insurance liabilities—increase in long-term business provisions	7,079
Transition adjustment to insurance liabilities—decrease in fund for future appropriations	7,782

        As a result of FRS 27, liabilities, deferred acquisition costs, deferred tax and fund for future appropriations of the UK regulated with-profits fund are re-measured as described above. At January 1, 2005, the fund for future appropriations is decreased by a transition adjustment of £7.8 billion. Shareholders' equity is not affected by this change.

        The Group has taken advantage of the provisions within FRS 27 from restating the comparatives in the profit and loss account for changes arising from the adoption of this standard as it is not practicable to do so. The comparatives in the balance sheet have been restated accordingly.

Discretionary non-GAAP change of policy for longer-term investment returns

        Previously under UK GAAP, the Group used operating profit based on longer-term investment returns before amortization of goodwill as a supplemental measure of its return. For the purposes of measuring operating profit, investment returns on shareholder financed business were based on the expected longer-term rates of return. For fixed income securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit.

        In 2005, following a comprehensive review of the Group's accounting policies, the five year averaging approach for fixed income securities described above has been replaced with a basis that more closely reflects longer-term experience. The amount included in operating results for longer-term capital returns comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest related realized gains and losses to operating results to the date when sold bonds would have otherwise matured.

        Items excluded from operating profit, but included in total pre-tax profit for continuing operations, include goodwill impairment charges and short-term fluctuations in investment returns (i.e. actual less longer-term returns. Total profits are unaffected by the change of basis of determining longer-term investment returns. The comparative figures for 2004 have been restated accordingly.

        The change of policy for longer-term investment returns affected JNL, primarily, and Asia.

Prior Year Adjustments

        Details of the overall effect of the prior year adjustments arising from the implementation of FRS 17, FRS 20, FRS 21, FRS 27 and the discretionary non-GAAP change of policy for longer-term investment returns as described above are given as follows:

Analysis of prior year adjustments

	FRS 17	FRS 20	FRS 21	FRS 26	Discretionary Change of Policy for Longer-term Investment Returns	Total
	(In £ Millions)
Closing shareholders' funds at December 31, 2004 —As previously reported						4,281
Effect of implementation of new accounting standards(1)	(112)	9	253			150

Closing shareholders' funds at December 31, 2004 —As restated						4,431
Effect of implementation of FRS 26—not restated in the 2004 comparatives(2)				550		550

Opening shareholders' funds at January 1, 2005 —As restated						4,981

Operating profit before amortization of goodwill after tax (based on longer-term investment returns) —As previously reported						212
Effect of implementation of new accounting standards and discretionary change of policy for longer-term investments(3)	0	1			29	30

Operating profit before amortization of goodwill after tax (based on longer-term investment returns) —As restated						242

Profit and loss for the six months ended June 30, 2004—As previously reported						156
Effect of implementation of new accounting standards	0	1				1

Profit and loss for the six months ended June 30, 2004—As restated						157

Adjustment to total recognized gains and losses for the six months ended June 30, 2004 from the implementation of new accounting standards(4)	36	0				36

(1)
The impact on opening shareholders' funds at January 1, 2005 from the recognition of defined benefit pension schemes'

  deficit under FRS 17 was to reduce equity by £112 million. The adoption of FRS 21 resulted in an increase to opening shareholders' funds at January 1, 2005 by £253 million as an accrual is no longer made for dividends declared after the balance sheet date.

(2)
The adoption of FRS 26 has the impact of increasing the opening shareholders' funds at January 1, 2005 by £550 million mainly from the impact on the valuation of fixed income securities and derivatives. The previously published 2004 comparative figures are not restated for this effect as permitted by FRS 26.

(3)
The discretionary change of policy for longer-term investment returns has the effect of increasing operating profit before amortization of goodwill after tax (based on longer-term investment returns) by £29 million. The corresponding short-term fluctuations in investment returns is reduced by the same amount.

(4)
The adoption of FRS 17 resulted in an increase of £36 million in the total recognized gains and losses for the six months ended June 30, 2004 which included the recognition of actuarial gains/losses of the defined benefit pension schemes.

        Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cash flows.

3.    Segment Analysis

        Prudential's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance. The Group has five business segments as follows: UK and Europe Insurance Operations, M&G and Egg (collectively, "UK and Europe Operations"), US Operations and Asian Operations. Income and expenditure that is earnt or incurred centrally and not allocated to a business segment is included in Other Income and Expenditure.

        The performance measure of reportable segments utilized by the directors is operating profit (based on longer-term investment returns on investments attributable to shareholders) before amortization and impairment of goodwill and before tax.

Profit and Loss Account

        The following table presents operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and before tax by segment and the reconciliation of operating profit (based on longer-term investment returns) before amortization and impairment of goodwill to profit on ordinary activities before shareholder tax:

	Six Months Ended June 30,
	2005	Restated* 2004
	(In £ Millions)
UK and Europe Insurance Operations	187	152
M&G	83	78
Egg	14	32

Total UK and Europe Operations	284	262

US Operations
Jackson National Life	157	158
Broker-dealer and fund management	12	(2)

Total US Operations	169	156

Asian Operations
Long-term business	116	58
Fund management	2	10
Development expenses	(8)	(10)

Total Asian Operations	110	58

Operating profit of reportable segments	563	476
Other income and expenditure	(93)	(102)

Total continuing operations	470	374
Discontinued operations	2	(26)

Operating profit (based on longer-term investment returns) before amortization and impairment of goodwill and before tax**	472	348
Short-term fluctuations in investment returns	102	(18)
Goodwill impairment charge	(85)	—
Amortization of goodwill	(43)	(49)

Profit on ordinary activities before shareholder tax	446	281

*
The 2004 figures have been restated for the implementation of new UK accounting standards and the discretionary non-GAAP change of policy for longer-term investment returns. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

**
Investment returns credited to operating profit for investments attributable to shareholders are determined applying longer-term rate of return. For the purposes of determining long-term investment returns on debt securities, the five year averaging approach previously used by Jackson National Life prior to 2005 has been replaced with a basis that more closely reflects longer-term experiences. The amount included in operating results for longer-term returns for debt securities comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest related realized gains and losses to operating results to the date when sold bonds would have otherwise matured. Operating profit excludes amortization and impairment of goodwill and exceptional items.

        The following table presents revenue and investment inflows by segment:

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
UK and Europe Insurance Operations
Long-term business gross premiums	4,951	3,926
Reinsurance premiums ceded	(65)	(46)
Investment returns	7,806	1,911
M&G
Investment products gross inflows	3,579	2,177
Revenue from fund management operations	132	120
Egg
Revenue from banking operations	253	242
Investment returns	74	49

Total UK and Europe Operations	16,730	8,379

US Operations
Long-term business gross premiums	2,048	2,505
Reinsurance premiums ceded	(36)	(36)
Investment returns	789	708
Investment products gross inflows	217	200
Revenue from banking, broker-dealer and fund management operations	126	137

Total US Operations	3,144	3,514

Asian Operations
Long-term business gross premiums	1,281	1,095
Investment products gross inflows	9,421	9,584
Reinsurance premiums ceded	(20)	(47)
Investment returns	298	58
Revenue from fund management operations	31	18

Total Asian Operations	11,011	10,708

Total revenue and investment inflows for reportable segments	30,885	22,601

Other Operations
Investment returns	59	15

Total Other Operations	59	15

Total revenue and investment inflows	30,944	22,616

Represented by:
Earned premiums	8,159	7,397
Investment returns	9,026	2,741
Revenue from banking, broker-dealer and fund management operations	542	517
Investment products gross inflows	13,217	11,961

Total revenue and investment inflows	30,944	22,616

        Revenue and investment inflows presented by segments includes deposits to unit trusts and other similar products (investment products gross inflows), and revenue from banking, broker-dealer and fund management operations which are not reported in the consolidated profit and loss accounts. Following the adoption of FRS 26 in 2005, the long-term business gross premiums for the first half of 2005 only included premiums for insurance contracts and investment contracts with discretionary participating features as classified under FRS 26. Premiums for investment contracts without discretionary participating features are excluded from long-term business gross premiums.

        The following table presents further selected profit and loss account information by segment:

	Six Months Ended June 30,
	2005	Restated* 2004
	(In £ Millions)
Claims incurred, net of reinsurance
UK and Europe Insurance Operations	4,558	4,502
US Operations	431	1,777
Asian Operations	363	325

Total claims incurred, net of reinsurance	5,352	6,604

Change in long-term technical provisions, net of reinsurance
UK and Europe Insurance Operations	6,013	751
US Operations	1,951	1,042
Asian Operations	1,072	549

Total change in long-term technical provisions, net of reinsurance	9,036	2,342

Investment expenses and charges and net operating expenses
UK Operations:
UK and Europe Insurance Operations	828	679
Egg	74	48
US Operations	204	163
Asian Operations	355	243
Other Operations:
Corporate expenditure not allocated to segments	54	44
Shareholders' interest payable not allocated to segments	95	78

Total investment expenses and charges and net operating expenses	1,610	1,255

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

Assets

        The following table presents an analysis of assets by geographical region. Except for Egg, the assets of the UK and Europe Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
June 30, 2005
Insurance and fund management operations:
Investments	103,183	28,028	8,435	139,646
Deferred acquisition costs	61	1,640	522	2,223
Linked assets	17,854	6,619	2,099	26,572
Other	4,898	1,984	673	7,555

	125,996	38,271	11,729	175,996
Banking business assets	11,376	—	—	11,376

Total assets	137,372	38,271	11,729	187,372

December 31, 2004 (Restated*)
Insurance and fund management operations:
Investments	98,275	23,968	7,412	129,655
Deferred acquisition costs	49	1,528	533	2,110
Linked assets	16,725	5,392	1,713	23,830
Other	4,777	932	443	6,152

	119,826	31,820	10,101	161,747
Banking business assets	11,995	—	—	11,995

Total assets	131,821	31,820	10,101	173,742

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	June 30, 2005	Restated* December 31, 2004
	(In £ Millions)
UK and Europe Insurance Operations	1,116	889
M&G	277	303
Egg	273	269
US Operations	3,196	2,362
Asian Operations	986	816
Other Operations	(645)	(208)

Total shareholders' funds	5,203	4,431

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

Fund for Future Appropriations and Net Technical Provisions

        An analysis of the fund for future appropriations and of technical provisions (net of reinsurers' share) by segment is set out below:

	June 30, 2005	Restated* December 31, 2004
	(In £ Millions)
Fund for future appropriations:
Group companies, excluding Scottish Amicable Insurance Fund(1)	6,542	6,573
Scottish Amicable Insurance Fund (SAIF)(2)	2,416	1,836

	8,958	8,409
Technical provisions (net of reinsurers' share)	146,447	135,162

	155,405	143,571

Comprising:
UK and Europe Insurance Operations	117,858	110,648
US Operations	28,268	24,682
Asian Operations	9,279	8,241

Total	155,405	143,571

*
The 2004 figures have been restated for the implementation of new UK accounting standards. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

(1)
Balance relates mainly to the with-profits fund of Prudential Assurance.

(2)
SAIF is closed to new business and the balance is wholly attributable to, but not allocated, to SAIF policyholders.

4.    Acquisitions and Disposals

      In May 2005, Jackson National Life completed the purchase of Life Insurance Company of Georgia from ING Groep NV at a purchase price of £142 million, subject to post-closing adjustments. There was no goodwill arising from the acquisition.

        During the first half of 2005, Egg closed Funds Direct, its investment wrap platform business and provided for an exit charge of £3 million.

5.    Restructuring Costs

UK and Europe Insurance Operations

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center opened in May 2003 and became fully operational during 2004. The total cost of restructuring charged to net operating expenses from 2002 up to December 31, 2004 was £7 million; £2 million of which related to termination and redundancy costs, £1 million related to property costs and £4 million related to other transition and system costs. £5 million of these costs were borne by the Prudential Assurance Long-term Fund and £2 million by shareholder's funds. During the first half of 2005 there were no expenses incurred in relation to the restructuring program. At June 30, 2005, £6 million of these costs have been paid and 293 redundancies out of the expected 300 had been completed.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost up to December 31, 2004 of this restructuring was £260 million, of which £192 million has been borne by the long-term fund and £68 million by shareholders' funds, and of which £212 million has been paid.

        As of June 30, 2005, £215 million had been paid. Of the remaining £45 million to be paid, £10 million relates to termination and redundancy costs, £33 million to branch closures and property related charges and £2 million to other transition and system related costs. As part of these restructuring programs, Prudential planned to make approximately 4,000 jobs redundant of which 3,900 affected staff had been notified and 3,810 redundancies completed by June 30, 2005.

Egg France

        In July 2004 Egg announced its withdrawal from the French market, consistent with the intention to focus on its UK business. A provision was raised for £113 million in July 2004 to cover costs of the closure, of which £25 million related to a one-time termination and redundancy costs, and £88 million related to other associated costs up to the completion of the closure. During 2004, £96 million of the provision had been incurred with £17 million remaining at December 31, 2004 relating to other associated costs. In the first half of 2005, a further £11 million was incurred relating to other associated costs while a provision of £5 million was released due to lower than expected costs, and a provision of £2 million remained at June 30, 2005. The restructuring was completed in 2005.

6.    Supplemental Cash Flow Information

        The following supplemental cash flow information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the investments, cash and borrowings amounts to the consolidated balance sheet:

	Six Months Ended June 30,
	2005	Restated* 2004
	(In £ Millions)
Reconciliation of operating profit to net cash inflow from operations
Operating profit before amortization and impairment of goodwill and before tax (based on longer-term investment returns)	472	348
Add back: interest charged to operating profit(1)	122	101
Adjustments for non-cash items:
Tax on long-term business profits	(138)	(106)
Amounts retained and invested in long-term business operations and Egg, timing differences and other items	(450)	(119)

Net cash inflow from operating activities in the statement of cash flows	6	224

Movements arising from cash flows:
Decrease in cash and short-term deposits, net of overdrafts	(180)	(252)
Net (sales) purchases of portfolio investments	(144)	226
(Increase) decrease in borrowings	(18)	2
Movement in credit facility utilized by investment subsidiaries managed by PPM America	(13)	4
Share capital issued	(40)	(61)

Total movements arising from cash flows	(395)	(81)
Foreign exchange translation and other	9	40
Transfer to retained profit in respect of shares issued in lieu of cash dividends	40	60
Portfolio investments, net of financing, beginning of period	(2,084)	(1,998)

Portfolio investments, net of financing, end of period	(2,430)	(1,979)

*
The 2004 figures have been restated for the implementation of new UK accounting standards and the discretionary non-GAAP change of policy for longer-term investment returns. See Note 2 of the notes to the unaudited condensed consolidated interim financial statements.

(1)
This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Represented by:
Investments (including short-term deposits)	3,234	2,477
Cash at bank and in hand	218	379
Borrowings	(4,363)	(4,340)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159
Share capital and share premium	(1,678)	(654)

Portfolio investments, net of financing, end of period	(2,430)	(1,979)

Reconciliation of investments
General business and shareholder (as above)	3,234	2,477
Long-term business	136,379	117,704
Investments in participating interests	33	57

Investments in the balance sheet	139,646	120,238

Reconciliation of cash
General business and shareholder (as above)	218	379
Long-term business	760	1,031

Cash at bank and in hand in the balance sheet	978	1,410

Reconciliation of borrowings
General business and shareholder (as above)	4,363	4,340
Long-term business	359	249

Borrowings in the balance sheet(1)	4,722	4,589

(1)
Borrowings comprise subordinated liabilities, debenture loans, amounts owed to credit institutions and other borrowings.

7.    Contingencies and Related Obligations

      Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below where a reliable estimate of the obligation can be made, but not for contingent liabilities.

Litigation

        Jackson National Life has been named in civil litigation substantially similar to other litigation brought against many life insurers in the United States alleging misconduct in the sale and administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson National Life asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased life insurance and annuity products from Jackson National Life during periods ranging from 1981 to present. This litigation generally relates to allegedly improper past sales practices, such as the so-called "vanishing premium" issue involving certain whole life products purchased in the past. Jackson National Life has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson National Life on a non-material basis, or is being vigorously defended.

        The Group is involved in other litigation and regulation issues arising in the ordinary course of business. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in long-term technical provisions in the Group's profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Balance at start of the period	487	530
Changes to actuarial assumptions and method of calculation	(30)	(6)
Discount unwind	7	7
Redress to policyholders	(11)	(21)
Payment of administrative costs	(3)	(5)

Balance at end of the period	450	505

        Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

        In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

        This review was completed on June 30, 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The FSA's review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

        The review required companies to identify relevant investors and contact them with an offer to review their individual case. The Group met the deadline to issue offers to all cases by December 31, 2002 and held a provision in respect of potential compensation of £2 million at June 30, 2005.

Mortgage Endowment Products Review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). Provisions of £8 million in SAL and £52 million in SAIF were held at June 30, 2005 to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, Prudential Assurance's main with-profits fund paid compensation of £12 million in respect of mortgage endowment products mis-selling claims in the six months ended June 30, 2005 and held a provision of £61 million at June 30, 2005, in respect of further compensation. This provision has no impact on the Group's profit before tax.

Guaranteed Annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £49 million at June 30, 2005, within the main with-profits fund to honour guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £630 million was held in SAIF at June 30, 2005, to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

Guarantees and Commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £11 million at June 30, 2005. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totalling £6 million at June 30, 2005. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities, and fall due for payment over the next two years.

        Jackson National Life has unfunded commitments of £154 million and £155 million related to its investments in limited partnerships and commercial mortgage loans respectively, at June 30, 2005. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At June 30, 2005, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £41 million.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

Other Matters

  Prudential Assurance's Inherited Estate

        The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the "inherited estate" and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of Prudential Assurance's long-term fund which enables the company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        The Group believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Group expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

  Support of Long-term Business Funds by Shareholders' Funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("the excess assets") in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund (SAIF), was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At June 30, 2005, the excess of SAIF assets over guaranteed benefits was £2,416 million. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

8.    Dividends

        The interim dividend of 5.3p per share was paid on October 28, 2005 to shareholders on the register at the close of business on August 19, 2005. A stock dividend alternative was offered to shareholders.

9.    Post Balance Sheet Events

        On July 15, 2005, Prudential issued US$300 million of perpetual subordinated capital securities exchangeable at Prudential's option into preference shares. The coupon on the securities is 6.5% per annum.

        On August 16, 2005, Prudential redeemed US$250 million of bonds that had matured.

        On December 1, 2005, Prudential announced its intention to acquire the minority interest in Egg, representing approximately 21.7% of the existing issued share capital of Egg. Under the terms of the offer from Prudential, Egg shareholders will receive 0.2237 new Prudential ordinary shares of 5p each for each Egg share. Further to the announcement, on December 19, 2005, a formal offer was made by Prudential conditional on the admission of the new Prudential shares pursuant to the offer to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities having become effective. This offer became unconditional on December 22, 2005 and will remain open for acceptances until January 20, 2006 but may be extended subsequently at the discretion of Prudential. Full acceptance of the offer would result in the issue of approximately 41 million new Prudential ordinary shares representing approximately 1.7% of the issued ordinary share capital of Prudential as enlarged by this acquisition.

10.  Summary of Material Differences Between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's unaudited condensed consolidated interim financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). Information related to the nature and effect of such differences is set forth in the following tables. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 11 for presentation of unaudited condensed consolidated US GAAP interim financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	With- profits funds	Other Operations	Total	With- profits funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the period in accordance with UK GAAP*			282			157

US GAAP adjustments:
Business acquisitions and investments in associates:
Investment results	(34)	19	(15)	69	52	121
Cumulative effect of changes in accounting principles (gross of tax) see page I-45	—	—	—	(14)	—	(14)
Restructuring charges		(17)	(17)	(2)	(2)	(4)
Investments:
Real estate:
Investment results	151	(3)	148	140	(73)	67
Cumulative effect of changes in accounting principles (gross of tax) see page I-45	—	—	—	—	(638)	(638)
Securities	(416)	(299)	(715)	400	114	514
Mortgage and other loans	—	(12)	(12)	12	1	13
Derivative instruments	—	(5)	(5)	1	88	89
Long-term business:
Revenue and expense recognition	17	(266)	(249)	(24)	(132)	(156)
Deferred acquisition costs	36	69	105	23	72	95
Policy liabilities	3,727	287	4,014	1	(108)	(107)
Cumulative effect of changes in accounting principles (gross of tax) see page I-45	—	—	—	(9)	—	(9)
Reversal of transfer (from) to FFA	(28)	—	(28)	(572)	—	(572)
Provision for policyholders' share of earnings on with-profits business in excess of cost of policyholder bonuses declared	(2,912)	—	(2,912)	53	—	53
Pension plans*	(29)	(9)	(38)	(29)	(11)	(40)
Stock-based compensation	—	2	2	—	(1)	(1)
Deferred tax effect:
Cumulative effect of changes in accounting principles	—	—	—	—	117	117
Other adjustments above	(188)	142	(46)	(55)	(33)	(88)

Total US GAAP adjustments	324	(92)	232	(6)	(554)	(560)

Consolidated net income (loss) in accordance with US GAAP			514			(403)

*
The UK GAAP 2004 figures and corresponding US GAAP adjustments for Pension Plans have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2005			December 31, 2004
	With- profits funds	Other Operations	Total	With- profits funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP*			5,203			4,431

US GAAP adjustments:
Business acquisitions and investments in associates	131	541	672	166	531	697
Restructuring charges	2	3	5	2	18	20
Investments:
Real estate	(5,190)	(848)	(6,038)	(5,341)	(845)	(6,186)
Securities	—	22	22	—	1,025	1,025
Mortgage and other loans	—	—	—	(49)	6	(43)
Derivative instruments	—	(23)	(23)	(16)	(235)	(251)
Long-term business:
Revenue and expense recognition	(1,187)	(1,455)	(2,642)	(1,142)	(1,199)	(2,341)
Deferred acquisition costs*	2,288	277	2,565	2,222	201	2,423
Policy liabilities*	15,501	829	16,330	11,665	589	12,254
Reversal of FFA*	6,543	—	6,543	6,623	—	6,623
Undistributed policyholder allocations	(15,755)	—	(15,755)	(12,457)	—	(12,457)
Pension plans*	1,160	374	1,534	1,182	379	1,561
Recognition of pension scheme minimum liability	(1,023)	(298)	(1,321)	(1,109)	(320)	(1,429)
Stock-based compensation and treasury stock*	—	(15)	(15)	1	(15)	(14)
Deferred tax effect of the above adjustments*	(720)	312	(408)	(363)	(23)	(386)

Total US GAAP adjustments	1,750	(281)	1,469	1,384	112	1,496

Consolidated shareholders' equity in accordance with US GAAP			6,672			5,927

*
The UK GAAP 2004 figures and corresponding US GAAP adjustments for these lines have been restated (see Note 2 to the notes Prudential's unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

Business Acquisitions and Investments in Associates

        Under UK GAAP, for acquisitions subsequent to December 31, 1997, goodwill is recorded as an asset and amortized in the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Under US GAAP, goodwill and other indefinite lived intangible assets are not amortized. These assets are subjected to an impairment test at least annually.

        During the first half of 2005, the Group made an impairment charge on the goodwill of the Japanese life business. As a result of the difference in the accounting treatment for goodwill described above, the impairment charge of £109 million under US GAAP was £24 million higher than its UK GAAP equivalent.

Securities

        Under UK GAAP, prior to the adoption of FRS 26 "Financial Instruments: Measurement" ("FRS 26"), equity securities and unit trusts are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by JNL, which are carried at amortized cost, and those held by Egg, which are held at cost less any provision for permanent diminution in value. Changes in fair value are recorded in the consolidated profit and loss account. Upon the adoption of FRS 26, all the fixed income securities of JNL and Egg are held at fair value. The Group has decided to account for the fixed income securities of JNL and Egg on an available-for-sale basis with movements in fair value being recorded directly to shareholders' equity rather than the statement of income.

        In addition, with the adoption of FRS 26, the bid value rather than the mid-market value is applied to obtain the fair value of certain securities.

        Under US GAAP, investments in debt and equity securities are carried at fair value with changes in fair value of securities classified as trading being recognized in the statement of income. Changes in fair value of securities classified as available-for-sale are recorded as a component of other comprehensive income in shareholders' equity, net of related deferred acquisition cost amortization, change in policyholder benefit liabilities and deferred taxes. When impairment of available-for-sale securities is deemed to be other than temporary, the decrease in value is included in the statement of income as a realized loss and a new cost basis is established.

Mortgage and other loans

        Under UK GAAP, prior to the adoption of FRS 26, loans collaterized by mortgages held by Egg and JNL are carried at outstanding principal balances less allowances for loan losses. Loans collaterized by mortgages and other unsecured loans held by UK and Europe Insurance Operations are carried at fair value with changes in fair value recorded in the consolidated profit and loss account. Upon the adoption of FRS 26, all loans and receivables would have been carried at amortized cost subject to provisions for permanent diminution in value.

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

Derivative instruments

        Previously under UK GAAP, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under US GAAP, all derivative financial instruments, including those embedded in other contracts and those carried off-balance sheet under the previous UK GAAP, are carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met. For US GAAP purposes, in 2005, the Group has designated and accounted for two derivative financial instruments as hedges. In 2004, the Group has only designated one derivative financial instrument as a hedge (see "Fair value and net investment in foreign operations hedges" in Note 11).

        The Group has adopted FRS 26 in 2005. This standard requires that all derivative financial instruments except those designated as effective hedging instruments to be accounted for at fair value with movements recorded in the net income statement. For UK GAAP purposes, in addition to the two hedges as designated under US GAAP described above, the Group has also designated certain Egg's interest rate swaps as cash flow hedges under FRS 26.

Deferred acquisition costs

        Under UK GAAP, costs of acquiring new insurance policies, principally commissions, marketing and advertising costs and certain other costs associated with policy issue and underwriting that are not reimbursed by specific policy charges are capitalized as an asset and amortized in relation to profit margins. With the adoption of FRS 27 in 2005, deferred acquisition costs for UK regulated with-profits life insurance are de-recognized.

        Under US GAAP, commissions, salesforce direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revised estimates of future gross profits and amortization are adjusted for the effect of any changes.

Policy liabilities

        Under UK GAAP, future policyholder benefit provisions are based on fund values for investment-type policies and are calculated using net premium methods for conventional with-profits insurance and other protection-type insurance policies. The Group has implemented FRS 27 "Life Assurance" on January 1, 2005, which requires that the liabilities to policyholders of the UK regulated with-profits life insurance business should be measured on the basis determined in accordance with the UK Financial Services Authority's ("FSA") Peak 2 realistic capital regime, subject to adjustments specified in the FRS. As all amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded to the Fund for Future Appropriation (FFA), shareholders' equity is not affected by this change.

        Under US GAAP, for unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at date of policy issue plus provisions for adverse deviation based on Group experience.

Pension plans

        Prior to January 1, 2005, under UK GAAP, employer contributions to defined benefit plans are calculated and expensed on a basis that spreads the cost over the service lives of the participants in accordance with SSAP 24. On January 1, 2005, the Group adopted FRS 17 "Retirement Benefits". Under FRS 17, a pension scheme surplus or deficit is recognized in full on the balance sheet for the defined benefit plans of the Group. The movement in the schemes' surplus/deficit is analyzed into the current service cost and any past service costs which are recognized in operating profit, interest cost and expected return on assets which are recognized as other finance costs and actuarial gains and losses which are recognized in the statement of total recognized gains and losses.

        Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", an asset is recognized and amortized reflecting the overfunded status of the Group's UK staff pension plans. Additionally, under US GAAP, if the accumulated benefit obligation exceeds the fair value of the pension plan assets and a prepaid pension cost has been recorded then a minimum additional liability must be recognized. This minimum additional liability reflects the underfunding of the pension plans on an accumulated benefit obligation basis and is charged to Other Comprehensive Income.

Stock-based compensation

        Previously under UK GAAP, compensation costs for share-based plans other than the Savings Related Share Option Scheme, are recorded based on the quoted market price of the shares at the grant date less the amounts, if any, that employees are required to pay. For these plans, these costs are recognized in the profit and loss accounts over the period for which the share awards or options are earned. Prior to 1998, no costs were recorded for the Savings Related Share Option Scheme. From 1998, shares were issued to a qualifying share ownership trust and with the implementation by the Group of UITF Abstract 38 "Accounting for ESOP Trusts" in 2004, the cost of acquiring the shares held in trusts for employee incentive plans are recorded as a deduction in determining shareholders' funds.

        The Group adopted FRS 20 "Share-based Payment" on January 1, 2005, which requires entities to recognize an expense, measured at fair value, in respect of all the share-based payments made. The fair value is recognized in the profit and loss account over the relevant vesting period and adjusted for lapses and forfeitures, with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share based payment depends upon vesting outcomes attached to market based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modeling is required to take into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value change for shares that do not vest on account of these performance conditions not being met.

        Under US GAAP, compensation costs for all stock-based plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods.

Shareholder dividend liability

        Previously under UK GAAP, shareholders' dividends were accrued in the period to which they relate regardless of when they were declared. The Group adopted FRS 21 "Events after the Balance Sheet Date" on January 1, 2005 and this removed the requirement to accrue for dividends declared after the balance sheet date within the financial statements. Dividends declared after the balance sheet date but before authorization are treated non-adjusting. This standard has aligned UK GAAP with the US GAAP treatment whereby shareholders' dividends are only accrued when declared.

11.  Unaudited Condensed Consolidated US GAAP Financial Statements

        The following unaudited condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on consolidated profit and loss accounts and consolidated shareholders' funds described in Note 10. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and US GAAP condensed consolidated financial statements.

Unaudited condensed consolidated US GAAP statement of income and comprehensive income

	Six Months Ended June 30,
	2005		Restated* 2004
	(In £ Millions)
Insurance policy revenues	3,056		2,667
Investment results	7,960		3,883
Other income	961		337

Total revenue	11,977		6,887
Benefits and claims	(4,879)		(3,452)
Provision for policyholders' share of earnings on with-profits business	(4,140)		(1,372)
Underwriting, acquisition and other operating expenses	(2,344)		(1,749)
Other charges	(15)		(21)

Net income before income taxes	599		293

Income tax expense	(388)		(438)
Income tax attributable to the policyholders' share of earnings on with-profits business	323		286

Income tax attributable to shareholders	(65)		(152)

Net income before minority interests	534		141
Minority interests	(5)		(12)

Net income from continuing operations after minority interests	529		129
Loss from discontinued operations including profit on disposals (net of applicable income tax of £nil, and £8 million, respectively)	(15)		(14)
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £nil and £114 million respectively), see page I-45	—		(518)

Net income (loss)	514		(403)
Other comprehensive income (loss)	436		(293)

Total comprehensive income (loss)	950		(696)

Earnings per share under US GAAP (In Pence)
Basic (based on 2,362 million and 2,078 million shares, respectively):
Income from continuing operations after minority interests	22.4	p	6.2	p
Loss from discontinued operations including profit on sale	(0.6	)p	(0.7	)p
Cumulative effect of changes in accounting principles	—		(24.9	)p

Net income (loss)	21.8	p	(19.4	)p

Diluted (based on 2,365 million and 2,081 million shares, respectively):
Income from continuing operations after minority interests	22.4	p	6.2	p
Loss from discontinued operations including profit on sale	(0.6	)p	(0.7	)p
Cumulative effect of changes in accounting principles	—		(24.9	)p

Net income (loss)	21.8	p	(19.4	)p

*
The 2004 comparatives have been restated for the classification of discontinued operations. The 2004 earnings per share figures have been restated to take account of the Prudential's rights offering in October 2004.

Unaudited condensed consolidated US GAAP balance sheets

	June 30, 2005	December 31, 2004
	(In £ Millions)
Assets
Investments:
Fixed maturities	78,611	75,974
Equity securities	54,486	48,417
Short-term investments	10,086	8,322
Real estate	6,497	6,914
Mortgage loans	4,642	4,395
Policy loans	807	707
Other loans	7,100	7,032
Other investments	2,695	2,518

Total investments	164,924	154,279
Cash	1,692	2,037
Deferred acquisition costs	4,735	4,428
Intangible assets	2,590	2,995
Other assets	6,326	4,788
Separate account assets	6,860	5,531

Total assets	187,127	174,058

Liabilities
Policyholder benefit liabilities	128,915	122,412
Undistributed policyholder allocations	15,755	12,457
Debt	13,468	13,933
Net deferred income tax liability	2,206	1,758
Other liabilities	13,107	11,714
Separate account liabilities	6,860	5,531

Total liabilities	180,311	167,805

Minority interests	144	326

Shareholders' equity
Common stock	119	119
Additional paid-in capital	1,801	1,760
Less treasury stock	(76)	(63)
Retained earnings	4,620	4,339
Accumulated other comprehensive income	208	(228)

Total shareholders' equity	6,672	5,927

Total liabilities and shareholders' equity	187,127	174,058

Unaudited condensed consolidated US GAAP statement of cash flows

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Cash flows from operating activities:
Consolidated net income (loss)	514	(403)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation, amortization and goodwill impairment	246	89
Realized investment gains	(846)	(328)
Interest credited to policyholders	1,981	1,134
Policy fees charged to policyholders	(237)	(168)
Bonuses paid to policyholders	(368)	(337)
Change in:
Investments held for trading purposes	(4,931)	132
Deferred policy acquisition costs	(320)	(98)
Other assets	(1,330)	(1,107)
Policy benefit liabilities	3,028	631
Undistributed policyholder allocations	3,317	269
Other liabilities	1,773	890
Other net changes	4	7

Net cash provided by operating activities	2,831	711

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	1,638	314
Available for sale securities sold	3,120	3,559
Available for sale securities matured	2,410	1,775
Mortgage and other loans	5,108	5,839
Purchases of:
Real estate	(551)	(214)
Available for sale securities	(6,113)	(6,483)
Mortgage and other loans	(5,340)	(6,579)
Change in short-term investments, net	(1,640)	854
Net (increases) decreases in other investments	(175)	126
Cost of acquisition	(141)	—
Proceeds from disposal of property and equipment	(53)	5

Net cash used for investing activities	(1,737)	(804)

Cash flows from financing activities:
Policyholders' deposits	3,995	3,814
Policyholders' withdrawals	(3,994)	(4,129)
Net change in banking product liabilities	(363)	14
Proceeds from long-term borrowings	70	—
Net change in short-term debt	(933)	789
Dividends paid to shareholders	(253)	(214)
Proceeds from issuance of stock	40	61

Net cash (used) provided by financing activities	(1,438)	335

Net impact of foreign exchange fluctuations	(1)	(10)

Net (decrease) increase in cash	(345)	232
Cumulative effect of change in accounting principle	—	290
Cash, beginning of period	2,037	1,140

Cash, end of period	1,692	1,662

Unaudited Other Comprehensive Income (Loss)

        An analysis of accumulated other comprehensive income (loss) is set out below:

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	202	(27)

Unrealized investment gains (losses) on available-for-sale securities:
Unrealized investment gains (losses) arising during the period	682	(1,050)
Less reclassification adjustment for gains included in net income	(68)	(49)

Unrealized investment gains (losses), net	614	(1,099)
Related amortization of deferred acquisition costs	(14)	277
Related loss recognition	123	16
Policyholders' share of with-profits business	(279)	238
Related deferred taxes	(232)	249

Net unrealized (losses) gains on available-for-sale securities	212	(319)

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	108	227
Related deferred taxes	(16)	(22)
Policyholders' share of pension scheme minimum liability	(70)	(152)

Total pension scheme adjustments	22	53

Other comprehensive income (loss)	436	(293)
Accumulated other comprehensive loss, beginning of period	(228)	(155)

Accumulated other comprehensive income (loss), end of period	208	(448)

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	(317)	(369)

Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	3,499	1,584
Related amortization of deferred acquisition costs	(452)	(246)
Related loss recognition	(666)	(891)
Policyholders' share of with-profits business	(791)	(79)
Related deferred taxes	(763)	(162)

Net unrealized gains on available-for-sale securities	827	206

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,321)	(1,255)
Related deferred taxes	185	177
Policyholders' share of pension scheme minimum liability	834	793

Total pension scheme adjustments	(302)	(285)

Accumulated other comprehensive income (loss), end of period	208	(448)

Discontinued operations

        During the first half of 2005, the Group closed Funds Direct, its investment wrap platform business within Egg. The disposal met the US GAAP criteria for presentation as discontinued operations.

        During 2004, the Group sold its Egg France operations and Jackson Federal Bank, a wholly owned subsidiary of Jackson National Life. These disposals met the US GAAP criteria for presentation as discontinued operations.

Impairment charge

        The Group purchased Orico Life Insurance Company of Japan during 2001. Purchased goodwill arising on the transaction was £139 million. Prior to the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142) £5 million of this purchased goodwill was amortized through the profit and loss account.

        The development of the Japanese life business has been slower than expected and trading conditions in Japan remain tough. During 2003, Prudential scaled back its Japanese operations to focus on higher value distribution channels and more profitable products. Although the operation is now more efficient, with lower expense levels and progress being made to establish new distribution channels, the Japanese life market remains very challenging. As a result, during the first half of 2005, the Group has impaired £109 million of the purchased goodwill associated with this business.

        The impairment charge represents the difference between the recoverable amount (based upon fair value less costs to sell) and the previous carrying value. Fair value has been estimated using the expected present value of future cash flows using business plan projections.

Fair value and net investment in foreign operations hedges

        During 2004, Prudential discontinued hedge accounting for its interest rate swap on the US$1,000 million perpetual deeply subordinated capital securities issued in 2003 as Prudential assessed that the specific hedging criteria were not met during the year. At January 1, 2005, Prudential re-designated the interest rate swap as a fair value hedge. The amount recognized in investment results in the income statement during the period ended June 30, 2005 as the ineffective portion of this fair value hedge is immaterial.

        In the first half of 2005, Prudential extended the US$500 million (£271 million) cross currency swap to hedge currency fluctuations in the net investment in Jackson National Life whose functional currency is US dollars. Prudential continued to designate this cross currency swap as a net investment in foreign operations hedge and there was no ineffective portion of the hedge.

Pension plans

        Prudential's UK staff pension plan, Scottish Amicable's staff pension plan and M&G's staff pension plan are the three primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and fixed income securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        At June 30, 2005 and 2004, plan assets of £135 million and £115 million respectively relating to M&G's defined benefit plan are represented by policies issued by one of the Group's life insurance subsidiaries. An equal amount is carried as a liability for future policy benefits.

        The components of net periodic cost for June 30, 2005 and June 30, 2004 are as follows:

	Six Months Ended June 30,
	2005	2004
	(In £ Millions)
Components of net periodic pension cost:
Service cost	33	34
Interest cost	129	124
Expected return on assets	(141)	(140)
Recognized net actuarial losses	46	48

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	67	66

        The Group expects to contribute £29 million to its pension plans in 2005. As at June 30, 2005, £19 million of contributions have been made.

Stock-based compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In the first half of 2005, there was a compensation expense of £2 million recorded under US GAAP for stock option plans compared to £1 million in the first half of 2004.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under Statement of

Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Group's pro forma earnings would have been as follows:

	Six Months Ended June 30,
	2005	2004
	(In £ Millions except for share amounts)
Net Income (Loss):
As reported	514	(403)
Add: Total stock-based compensation cost, net of related tax effects, included in reported net income	2	1
Add: Total stock-based employee compensation (expense) credit determined under fair value based method for all awards granted since December 15, 1994, net of related tax effects	(4)	(3)

Pro forma	512	(405)

Basic earnings (loss) per share:
As reported*	21.8p	(19.4	)p
Pro forma*	21.7p	(19.5	)p
Diluted earnings (loss) per share:
As reported*	21.8p	(19.4	)p
Pro forma*	21.7p	(19.5	)p

*
Comparative figures for these lines have been restated to take account of the Prudential's rights offering in October 2004. The restatement factor is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day of Prudential's shares traded cum-rights of 422.00 pence.

        In accordance with FAS 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income. The weighted average fair values and exercise prices of options granted during the six months ended June 30, 2005 and 2004 were as follows:

	2005		2004
	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Exercise Price
	£	£	£	£
Stock options granted with exercise prices:
Less than grant-date market value	2.63	1.18	1.14	3.64

        The fair value amounts above were determined using the Black-Scholes and Monte Carlo option-pricing methods using the following assumptions:

	2005	2004
Dividend yield	3.45%	3.20%
Expected volatility	41.91%	39.00%
Risk-free interest rate	4.65%	4.75%
Expected life	3.22 years	3.79 years

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Adoption of FIN 46-R

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements". FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or "VIE"). VIEs are required to be consolidated by their primary beneficiary if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. In 2004, the Group adopted FIN 46-R for all VIEs.

        The implementation of FIN 46-R has resulted in the Group consolidating a number of VIEs in 2004. These VIEs are all either collateralized debt obligations (CDOs) or authorized investment funds managed by the Group's fund management operations. The impact of consolidating these CDO's was a post-tax transitional charge to net income of £1 million.

Adoption of SOP 03-1

        In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1).

        SOP 03-1 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded for separate account liabilities. Once effective, neither seed money, nor assets failing to meet the specified criteria, can be accounted for as separate account assets. Instead, on a prospective basis, these assets must be accounted for as part of the general account. In addition, SOP 03-1 requires companies to recognize a liability for guaranteed minimum death benefits and guaranteed minimum income benefits and to capitalize and amortize sales inducements that meet specific criteria.

        Effective January 1 2004, the Group adopted the provisions of SOP 03-1. Upon adoption, a transitional charge of £517 million (net of taxes of £114 million) was recorded as a cumulative effect of a change in accounting principle. In contrast, the UK to US GAAP reconciliation of net income reflects a post tax shareholder charge of £522 million. This reflects the impact of SOP 03-1 on the policyholder benefit provisions of Jackson National Life which is valued in accordance with US GAAP with appropriate adjustments for UK GAAP reporting purposes.

Adoption of FAS 150

        In May 2003, the FASB issued Financial Accounting Standard No. 150, (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim reporting period starting after June 15, 2003. The adoption of FAS 150 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of DIG B36

        In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The implementation of DIG B36 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-1 and FSP Nos. FAS 115-1 and FAS 124-1

        In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The EITF consensus would have been effective for interim and annual reporting periods after June 15, 2004. In September 2004, the FASB staff issued FSP 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and were implemented by the Group in 2004.

        In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FASB Staff Position (FSP) nullifies certain requirements of EITF 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." This

FSP specifically nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary and references existing other-than-temporary impairment guidance. However, it carries forward the requirements in EITF 03-1 with respect to cost-method investments, disclosure requirements and related examples in EITF 03-1.

        FSP Nos. FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. As mentioned above, the Group has adopted the disclosure requirements of EITF 03-1, which were effective in 2004 and carry forward to this FSP. The Group is currently assessing the impact of FSP Nos. FAS 115-1 and FAS 124-1 but does not expect any material impact on its results of operations, financial condition and liquidity.

Adoption of FAS 132-R

        On December 23, 2003, the FASB issued Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post Retirement Benefits, an amendment of FASB Statements Nos. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132-R). FAS 132-R requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. FAS 132-R does not change plan measurement or recognition criteria. With the exception of certain disclosures including disclosures related to foreign plans, the new disclosures are effective for fiscal periods ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The Group has implemented the disclosure requirements of FAS 132-R in 2004.

Adoption of EITF 02-14

        In July 2004, the EITF reached a final consensus on Issue 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee" (EITF 02-14). The EITF concluded that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock.

        EITF 02-14 is effective for reporting periods beginning after September 15, 2004. For investments that are in-substance common stock but that were not accounted for under the equity method prior to the consensus, the effect of adoption should be reported as a change in accounting principle. For investments that are not common stock or in-substance common stock but that were accounted for under the equity method of accounting prior to the consensus, the equity method of accounting should be discontinued prospectively from the date of adoption and the investor should evaluate whether the investment should be prospectively accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" or the cost method under APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The adoption of EITF 02-14 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-16

        In March 2004, the EITF reached a final consensus on Issue 03-16, "Accounting for Investments in Limited Liability Companies" (EITF 03-16). EITF 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, "Accounting for Investments in Real Estate Ventures", and EITF Topic No. D-46, "Accounting for Limited Partnership Investments".

        Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18 for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The adoption of EITF 03-16 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-13

        In November 2004, the EITF reached a consensus on Issue 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations." This EITF provides guidance and clarification on determining if a component of an entity that either has been disposed of or classified as held for sale should be reported as discontinued operations. Guidance is provided on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. An assessment of whether these continuing cash flows are direct or indirect is required. This EITF is to be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 123-R

        In December 2004, the FASB issued Financial Accounting Standard No. 123-R "Share-Based Payment" (FAS 123-R) which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123-R requires all companies to recognize compensation costs for share-based payments to employees, based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. This Statement applies to all awards granted after the effective date (June 15, 2005), and to awards modified, repurchased or cancelled after that date. The Group is required to apply this statement using a modified version of prospective adoption option.

        For the period ended June 30, 2005, the Group has recorded stock based compensation expense using APB 25 and provided prominent disclosures about the method under FAS 123-R and its effect on reported results of accounting for stock based employee compensation. The pro forma disclosures previously permitted under FAS 123 will no longer be an alternative to financial statement recognition.

Adoption of FAS 154

        In May 2005, the FASB issued Financial Accounting Standard No. 154 "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3" (FAS 154). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Group is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

Adoption of FIN 47

        In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143". FIN 47 is effective no later than the end of fiscal years ending December 15, 2005. FIN 47 clarifies the term conditional asset retirement obligation as used in FAS 143 which refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. In addition, FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Group is currently assessing the impact of FIN 47 on its results of operations, financial condition and liquidity.

Adoption of EITF 04-5

        In June 2005, the EITF reached a consensus on Issue 04-5, "Determining Whether A General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF 04-5). The EITF provides guidance on how to evaluate whether a partnership is controlled by a general partner when a limited partner has certain rights. The general partner is presumed to control a limited partnership regardless of the extent of the general partners' ownership interest. This EITF provides guidance on the assessment of whether the rights of limited partners should overcome the presumption of control by the general partner. This EITF is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. There were no new limited partnerships formed or existing limited partnerships for which the partnership agreements were modified in 2005.This EITF is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for general partners in all other limited partnerships. The Group is currently assessing the impact of EITF 04-5 on all other limited partnerships.

Adoption of DIG B16 (Revised)

        In June 2005, the FASB issued a revised DIG B16 "Embedded Derivatives: Calls and Puts in Debt Instruments". DIG B16 was originally issued in 2000 and was revised in June 2005 as a result of the effect of FAS 149 "Amendment of Statement 133 on Derivative Investments and Hedging Activities". The revised DIG B16 is effective immediately. The adoption of DIG B16 (Revised) did not have a material impact on the Group's results of operations, financial condition or liquidity.

Accounting Standards Not Yet Adopted

DIG B38

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" (DIG B38). This DIG B38 is effective on the first day of the first quarter beginning after December 15, 2005. The Group is currently assessing the impact of DIG B38 on its results of operations, financial condition and liquidity.

DIG B39

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B39, "Embedded Derivatives: Application of Paragraph 13 (b) to Call Options That Are Exercisable Only by the Debtor" (DIG B39). This DIG B39 is effective on the first day of the first quarter beginning after December 15, 2005. The Group is currently assessing the impact of DIG B39 on its results of operations, financial condition and liquidity.

EITF 04-10

        In June 2005, the EITF reached a consensus on Issue 04-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." This EITF provides guidance on when operating segments that do not meet the quantitative thresholds of FAS 131 can be aggregated. This EITF is effective for fiscal years ending after September 15, 2005. The adoption of EITF 04-10 is not anticipated to have a material impact on the segmental disclosures of the Group.

EITF 05-2

        In June 2005, the EITF reached a consensus on Issue 05-2 "The Meaning of Conventional Convertible Debt Instrument" in EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock". This EITF provides guidance and clarification on when a convertible debt instrument is "conventional'. The Group is currently assessing the impact of EITF 05-2 on its results of operations, financial condition and liquidity.

SOP 05-1

        In September 2005, the AsSEC of AICPA issued Statement of Position 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts".

        This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 then requires un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contract in an internal replacement transaction that results in a substantially changed contract not to be deferred in connection with the replacement contract.

        This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently assessing the impact of SOP 05-1 on its results of operations, financial condition and liquidity.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2006	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ SUSAN HENDERSON Susan Henderson Deputy Group Secretary